Cavco

INDUSTRIES, INC.®

2005 Annual Report





Cavco
INDUSTRIES, INC.





Cavco
HOMES®

Quality Home Building
Strong Commitment to Customers
Lasting Value

Letter to Shareholders

Dear Shareholders:

Fiscal 2005 was an excellent year for your company. In addition to achieving strong operating results, we made progress in a number of areas that have strengthened the company and have better positioned us for growth in the years ahead. We are pleased to present this report to you and we look forward to working for you in fiscal 2006.

FINANCIAL RESULTS

Sales increased 22% to $157.4 million, net income grew 83% to $10.1 million, and earnings per fully diluted share rose 77% to $1.54. We built more homes than last year and we increased share in our primary markets.

Throughout the year we had to deal with rapidly rising costs of raw materials and purchased components. As a result we increased our prices, but because of a healthy backlog of orders we didn't see immediate revenue gains. By the end of the third quarter, we sold more houses at higher prices, resulting in improved profit margins in the fourth quarter.

During the year margins benefited from a product mix of larger homes built with more optional amenities. This can be attributed to the health of the U.S. economy, attractive interest rates and the greater value of manufactured homes versus site-built, all of which have enabled or encouraged buyers to buy "more home" while keeping within their budget.

INDUSTRY PERSPECTIVE

While your company showed attractive growth, the manufactured housing industry had another difficult year in 2004. Industry wide shipments of 131,000 homes, the same level as the prior year, kept manufactured housing at a 40 plus year low point.

The single most important element for the success of our industry is availability of consumer financing. We mentioned last year in this letter that there were some positive signs of improvement in the lending environment, unfortunately we have seen no real expansion of credit capacity. While the specialized lenders that remain in the industry are good operators, they are too few in number.

Meanwhile, most of the conventional mortgage lending industry has been pre-occupied with site-built housing. Lenders have provided that industry and its home-buyers with some creative and aggressive products including no down payment loans, no principle payment or "interest only" loans, and low interest adjustable rate mortgages. Our industry simply does not have similar access to the quantity and variety of these products, which makes it very difficult to compete.

Assessing the environment from a more positive perspective, there are opportunities for our industry to improve. Manufactured housing shipments as a percent of total housing starts has declined from the low 20% range just five years ago to 7% for the last two years, the lowest level in more than twenty-five years. When the financial markets eventually compensate for the extremely wide disparities between mortgage offerings to site-built versus manufactured housing buyers, our industry should once again capture a larger share of single family housing needs.

OUTLOOK

Cavco is well positioned to benefit from a healthier manufactured housing market. While maintaining an affordability advantage as compared to site built, we have continued to improve the aesthetic appeal, the custom choices available, and the long-term performance of our homes. The markets we serve have varied in performance widely. California has been especially strong, industry shipments for 2004 were up 23% to 10,400 homes and Cavco has increased its market share to approximately 9%. While shipments in Arizona ended a steady decline and were flat in 2004, they were still down 48% from the peak level five years earlier. In other states within reasonable distance of our plants demand remained quite anemic. Colorado and New Mexico showed their fifth and sixth consecutive years respectively of declining shipments and both states are approximately 80% off their recent peak years. Nevada and Utah demonstrated some progress in 2004 although there is much room for improvement.

Manufactured homes address, perhaps better than any other product, the need for affordable housing in this country. Additionally our homes should increase in popularity in rural areas, urban in-fill locations, and with empty-nesters, retirees and second home buyers.

As we begin the new year, we face the continuing challenges of consumer financing availability and the upward price movement and potential shortages of raw materials. The industry has not truly emerged from the trough of this cycle, competition from the marketing of repossessed homes and general instability among some manufacturers and retailers are additional concerns. Still we are optimistic that Cavco can do well this year. We have an excellent offering of innovative, quality built homes, highly motivated people and a very strong balance sheet to pursue growth opportunities that can meet our financial objectives.

One last note, Cavco was recently approached by the producers of the hit television show *Extreme Makeover: Home Edition* to participate in a program honoring Laurie Piestewa, the first Native American woman to be killed in action in service to our country. In one week's time, our fine production team custom designed, built and donated a new building to serve as a Native American Veterans' Center on tribal land in Northern Arizona. We were proud to contribute to such a worthwhile project and similarly proud of our people who worked unceasingly and unselfishly to make Cavco's participation possible.

We thank our directors for their valuable time and guidance and our shareholders and customers for your support.

Joseph H. Stegmayer
May 16, 2005

UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2005

Commission File Number 000-08822

Cavco Industries, Inc.
(Exact name of Registrant as specified in its charter)

Delaware **(State of incorporation)**	**56-2405642** **(IRS Employer Identification No.)**
1001 North Central Avenue, Suite 800 **Phoenix, Arizona 85004** **(Address of principal executive offices)**	**602-256-6263** **Registrant's telephone number** **(including area code)**

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name on each Exchange on which registered
Common Stock, par value $0.01	NASDAQ National Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes _X_ No ___

The aggregate market value of voting stock held by non-affiliates of the registrant, computed by reference to the closing price of such stock on the NASDAQ National Market as of September 30, 2004 was $118,731,222.

6,288,730
(Number of shares of common stock outstanding as of May 19, 2005)

CAVCO INDUSTRIES, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED MARCH 31, 2005

TABLE OF CONTENTS

Unless otherwise indicated in the Form 10-K, "Cavco," "us," "we," "our," "the Company" and similar terms refer to Cavco Industries, Inc. and its subsidiary.

CAVCO INDUSTRIES, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED MARCH 31, 2005

ITEM 1. BUSINESS

General

Effective June 30, 2003, Cavco Industries, LLC, an indirect wholly-owned subsidiary of Centex Corporation ("Centex") and our predecessor, was merged into Cavco Industries, Inc. and 100% of the outstanding shares of our common stock was distributed to the stockholders of Centex. Upon this distribution, we became a separate public company. Unless the context otherwise requires, all financial information contained in this section gives effect to the reorganization as if it had occurred prior to the date of such financial information.

We are the largest producer of manufactured homes in Arizona, having made wholesale shipments of 3,992 manufactured housing units during our fiscal year ended March 31, 2005. We are also the 12th largest producer of manufactured homes in the United States in terms of wholesale shipments, based on 2003 data published by Manufactured Home Merchandiser, an industry trade publication. Our business is vertically integrated and encompasses manufacturing and wholesale and retail marketing and sales operations.

Our manufactured homes are produced under various tradenames and in a variety of floor plans and price ranges. We produce homes constructed to the building standards promulgated by the U.S. Department of Housing and Urban Development, or HUD, and by the International and Universal Building Codes as well as park model homes and vacation cabins. Our HUD code homes generally range in size from approximately 500 to 3,000 square feet and typically include two to five bedrooms, a living room, dining room, kitchen and two or more full bathrooms. Most of these are multi-section homes, although we do produce a limited number of single-section homes. Our park model homes are less than 400 square feet in size and are purchased primarily for use as second homes, vacation homes or for retirement living and are placed in planned communities or recreational home parks. We also produce vacation cabins and commercial structures for a variety of purposes, including portable school classrooms and showrooms.

We currently operate three manufacturing plants in the Phoenix, Arizona area, which range in size from 79,000 to 203,000 square feet. We construct our homes using an assembly-line process in which each section or floor is assembled in stages. Our assembly-line process is designed to be flexible enough to accommodate significant customization as requested by our customers.

We sell manufactured homes through both a network of independent dealers and through company-owned retail outlets. As of March 31, 2005, our products were offered for sale through approximately 338 independent retail outlets in 14 states. A substantial majority of these independent retail outlets are located in Arizona, California, New Mexico and Colorado. As of March 31, 2005, we had a total of 11 company-owned retail outlets, located primarily in Texas and Arizona. We disposed of 7 of our company-owned retail outlets in fiscal 2005 and we expect to dispose of or close more than half of our remaining retail outlets during the next 12 months. We plan to dispose of or close these retail outlets because they have generated substantial operating losses in recent years and, as a result of weak industry conditions and adverse legislation enacted in Texas, we do not anticipate significant improvements in the markets in which these outlets operate in the foreseeable future. The disposition or closure of these retail outlets will reduce future operating losses from our retail operations and will provide cash through the liquidation of their inventory that can be redeployed to more profitable operations. We do not anticipate that the closure of these retail outlets will materially affect the operations of our manufacturing segment as these outlets do not sell products manufactured by us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Industry and Company Outlook."

Despite a pronounced downturn in the manufactured housing industry, we generated income from continuing operations before income taxes, which primarily encompass three manufacturing plants in Arizona and our corporate office, of $15.8 million, $9.3 million and $6.8 million for fiscal 2005, 2004 and 2003, respectively. We believe that our ability to maintain the profitability of our continuing operations during the current industry downturn is attributable in significant part to efficient production, a high value product line, focused sales efforts and stringent cost control.

Industry Overview

General. Manufactured housing provides an alternative in suburban and rural areas to other forms of new low-cost housing such as site-built housing, panelized homes and condominiums, and to existing housing such as pre-owned homes and apartments. According to statistics published by the National Conference of States on Building Codes and Standards, or the NCSBCS, and the United States Department of Commerce, Bureau of the Census, for the year ended December 31, 2004, manufactured housing wholesale shipments of HUD code homes accounted for an estimated 8% of all new single-family housing starts and 10% of all new single-family homes sold.

Industry wholesale shipments of HUD code homes totaled approximately 131,000 homes in 2004 and 2003, versus 168,000 homes in 2002 according to data reported by the Manufactured Housing Institute ("MHI"). However, we believe that demand for manufactured housing is significantly higher, as evidenced by the retail sale of an estimated 90,000 repossessed homes during each of the last three years.

We believe the segment of the housing market in which manufactured housing is most competitive includes consumers with household incomes under $40,000. This segment has a high representation of young single persons and young married couples, as well as seniors and retired persons. The comparatively low cost of fully equipped manufactured housing attracts these consumers. Persons in rural areas, where fewer housing alternatives exist, and those who presently live in manufactured homes also make up a significant portion of the demand for new manufactured housing.

Current Industry Downturn. The U.S. manufactured housing industry experienced a period of substantial growth in the 1990s as total wholesale shipments increased from 171,000 homes in 1991 to a peak of 373,000 homes in 1998 according to data reported by MHI. This growth was driven by the introduction of new multi-section designs that appealed to a broader range of customers and the improved availability of consumer financing, including financing for lower-income and higher-risk borrowers. In response to the increased demand for manufactured homes during this period, manufacturers expanded production capacity and the number of retail locations increased.

Since mid-1999, the manufactured housing industry has experienced a prolonged and significant downturn. This downturn has resulted in part from the fact that, beginning in 1999, consumer lenders in the sector began to tighten underwriting standards and curtail credit availability in response to higher than anticipated rates of loan defaults and significant losses upon the repossession and resale of the homes securing defaulted loans. Other causes of the downturn include a reduced number of consumer lenders in the traditional chattel (home-only) lending sector, higher interest rates on home-only loans and generally unfavorable economic conditions. These factors have resulted in declining wholesale shipments, excess manufacturing and retail locations and surplus inventory.

As a result of the foregoing factors, based on industry data, we estimate that approximately 54% of all industry retail locations have closed since 1999 and that industry manufacturers have closed 120 manufacturing operations, representing 36% of the industry's manufacturing facilities. In addition, we estimate that inventories of new manufactured homes in the retail marketplace declined by approximately 59% from June 1999 to November 2004. These industry conditions have adversely affected the results of operations of all of the major producers of manufactured homes, including our company.

The principal regional markets we have targeted have also experienced a pronounced downturn. The number of manufactured housing units shipped in Arizona declined approximately 48% from 1999 to 2004. Even more severe declines were experienced in New Mexico and Texas, where the number of manufactured housing units shipped declined approximately 79% and 76%, respectively, during the same period.

U.S. wholesale shipments and retail sales of manufactured homes could continue to experience adverse conditions for the remainder of 2005 due to some or all of the factors described above. We expect industry sales volumes to be adversely affected until consumer and wholesale financing is more readily available, consumer repossessions return to normal levels and retail and wholesale inventories of new homes are reduced.

Business Strategy

Our marketing strategy is to offer a line of manufactured homes that appeal to a wide range of homebuyers. Our principal focus is the mainstream market, which involves the sale of high-value homes to entry-level and move-up buyers. We also market to special niches such as sub-division developers, senior living community operations and vacation homebuyers.

Our production strategy is to develop and maintain the resources necessary to build to varied and unique customer specifications in an efficient factory production environment. This enables us to attract retailers and consumers who want the flexibility to build homes to meet their specific needs, but still seek the value created by building a home on a factory production line.

We cannot compete based on size, as there are other larger manufacturers with greater resources. Therefore, our competitive strategy is to build homes of superior quality, offer innovative designs and floor plans, demonstrate exceptional value, provide the engineering and technical resources to enable custom home building and to be responsive and efficient in servicing the customer after the sale. We strive to make our size a competitive advantage by reacting more quickly to changes in the marketplace and to the specific needs of our retailers and consumers.

Products

Most of our homes are constructed in accordance with the National Manufactured Home Construction and Safety Standards promulgated by HUD. Approximately 70% of the homes we produced in fiscal 2005 were HUD code homes. The remaining homes we produce are primarily park model homes, which are constructed to building standards approved by the American National Standards Institute, a private, non-profit organization that administers and coordinates a voluntary standardization and conformity program. We also produce camping cabins and commercial structures built to state and local standards for a variety of purposes, including portable school classrooms and showrooms.

We produce a broad range of HUD code homes under various trade names and brand names and in a variety of floor plans and price ranges. Substantially all of these homes are ranch-style homes. Our HUD code homes generally range in size from approximately 500 to 3,000 square feet. In recent years, our sales of larger multi-section homes has been increasing. In fiscal 2005, we produced and sold 3,992 homes, of which 2,741 were multi-section. Included in single-section production are park model homes, which are less than 400 square feet in size and are purchased primarily for use as second homes, vacation homes or retirement living and are placed in planned communities or recreational home parks.

Each home contains a living room, dining area, kitchen, one, two, three, four or five bedrooms and one or more bathrooms, and is equipped with central heating and hot water systems, kitchen appliances, carpeting and window treatments. Optional equipment includes fireplaces, central air conditioning, tile roofs, vaulted ceilings, skylights, hardwood floors and cabinetry and energy conservation items. We also offer a variety of structural and decorative customizations to meet the home buyer's specifications.

During fiscal 2005, our average wholesale home price for a HUD code home was approximately $44,000, excluding delivery. Retail sales prices of our homes, without land, generally range from $18,000 to more than $100,000, depending upon size, floor plan, features and options. Approximately 90% of the homes we produce are sold in transactions covering both the home and the land on which it is placed.

The homes we manufacture are sold under a variety of registered trademarks, including "Cavco," "Cavco Homes," "Sunbuilt," "Villager," "Sun Villa," "Cedar Court," "Westcourt," "Winrock," "Catalina," "Cavco Gold Key Guarantee," "Saguara," "Elite," "Desert Rose," "Sunburst," "Cavco Cabins," "AAA Homes," "Litchfield Limited," "Vantage," "SmartBuilt" and "Cavco Home Center."

Our manufactured homes are constructed and equipped at our manufacturing facilities. The finished home is then transported by independent trucking companies either to a retail sales center or the customer's site. The transportation cost is borne by the retailer. Retailers or other independent installers are responsible for placing the home on site and, in most instances, arranging for connections to utilities and providing installation and finish-out services. Although our manufactured homes are designed to be transportable, only a small percentage are ever moved from their original site after installation.

Manufacturing Operations

Our homes are constructed in plant facilities using an assembly-line process employing approximately 250 to 500 employees at each facility. Most of our homes are constructed in one or more sections (also known as floors) on a permanently affixed steel support chassis. Each section or floor is assembled in stages beginning with the construction of the chassis, followed by the addition of other constructed and purchased components, and ending with a final quality control inspection. The efficiency of the assembly-line process and the benefits of protection from weather resulting from indoor facilities enable us to produce quality homes in less time and at a lower cost per square foot than conventional site-built housing.

We currently operate three manufacturing facilities in the Phoenix, Arizona area. Our manufacturing facilities range from approximately 79,000 to 203,000 square feet of floor space. The production schedules for our manufacturing facilities are based on wholesale and retail orders received from buyers, which fluctuate from week to week. In general, however, our facilities operate on a one shift per day, five and one-half days per week basis, and we currently manufacture a typical home in approximately five to six days. As of March 31, 2005, our current rate of production was approximately 29 sections per day.

As a result of the industry downturn, we have closed two manufacturing facilities since 1999. These facilities were located in Belen, New Mexico and Seguin, Texas. In March 2003, we transferred all of our ownership interests in these facilities to Centex and Centex has assumed all associated obligations and liabilities.

Manufactured housing is a regional business and the primary geographic market for a typical manufacturing facility is within a 350-mile radius. Each of our HUD Code manufacturing facilities serves approximately 150 retailers and our park model and vacation cabin facility serves approximately 50 ongoing dealers along with a large number of one time purchasers. Because we produce homes to fill existing wholesale and retail orders, our manufacturing plants generally do not carry finished goods inventories, except for homes awaiting delivery.

The following table sets forth the total number of homes sold and the number of manufacturing facilities operated by us for the fiscal years indicated:

	Year Ended March 31,		
	2005	2004	2003
Homes sold:			
Single-section	1,251	1,138	979
Multi-section	2,741	2,508	2,396
Total homes sold	3,992	3,646	3,375
Operating manufacturing facilities at end of period	3	3	3

The principal materials used in the production of our manufactured homes include wood, wood products, aluminum, steel, gypsum wallboard, tires, fiberglass insulation, carpet, vinyl, fasteners, appliances, electrical items, windows and doors. Approximately 12% of the unit cost of our homes is attributable to raw wood products. We buy the majority of these materials from third-party manufacturers and distributors located in California, Texas and Arizona. In most cases, we believe that the materials used in the production of our homes are readily available at competitive prices from a wide variety of suppliers. We do not believe that the loss of any single supplier would have a material adverse effect on our business.

Our backlog of orders as of March 31, 2005 was approximately $35 million. Retailers may cancel orders prior to production without penalty. After production of a particular home has commenced, the order becomes noncancelable and the retailer is obligated to take delivery of the home. Accordingly, until production of a particular home has commenced, we do not consider our order backlog to be firm orders. We have, however, historically experienced only a limited number of cancellations. Because of the seasonality of the housing market, the level of our order backlog generally declines during the winter months.

Sales and Distribution

The following table sets forth the number of homes sold by us through independent and company-owned distribution channels during the last three fiscal years, as well as the number of independent retail outlets and company-owned retail centers at the end of the applicable period:

	Year Ended March 31,		
	2005	2004	2003
Home sold through:			
Independent retail outlets	3,809	3,411	3,095
Company-owned retail centers	183	235	280
Total homes sold	3,992	3,646	3,375
Number of independent retail outlets at the end of the period	338	379	311
Number of company-owned retail centers at the end of the period	11	18	25

Independent Retailers. As of March 31, 2005, we had a network of 338 independent retail outlets, of which there were 130 in Arizona, 147 in California, 16 in New Mexico, 11 in Colorado, 5 in Utah, 10 in Nevada, 7 in Washington, 2 in Texas, 3 in Oregon, 2 in Idaho, 2 in Nebraska and 1 in each of Alaska, Illinois and Wyoming. As is common in the industry, our independent retailers typically sell manufactured homes produced by other manufacturers in addition to those we produce. Some independent retailers operate multiple sales outlets. In fiscal 2005, no single independent retailer accounted for more than 5% of our manufacturing sales.

We continually seek to increase our wholesale shipments by growing sales at our existing independent retailers and by finding new independent retailers to sell our homes. We provide comprehensive sales training to retail sales associates and bring them to our manufacturing facilities for product training and to view new product designs as they are developed. These training seminars facilitate the sale of our homes by increasing the skill and knowledge of the retail sales consultants. In addition, we display our products in trade shows and support our retailers through the distribution of floor plan literature, brochures, decor boards and point of sale promotional material.

Independent retailers frequently finance a portion of their home purchases through wholesale floor plan financing arrangements. In most cases, we receive a deposit or a commitment from the retailer's lender for each home ordered. We then manufacture the home and ship it at the dealer's expense. Payment is due from the lender upon the acceptance by the retailer of the product. For a description of wholesale floor plan financing arrangements used by independent retailers and our obligations in connection with these arrangements, see "Financing — Wholesale Financing" below.

Company-Owned Retail Sales Centers. As of March 31, 2005, we had a total of 11 company-owned retail centers, of which 5 sold exclusively our homes and the remainder sold primarily homes manufactured by other companies. Over the next 12 months, we plan to dispose of or close certain company-owned retail centers.

Each of our company-owned retail sales centers has a sales office, which is generally a factory-built structure, and a variety of model homes of various sizes, floor plans, features and prices. Customers may purchase a home from an inventory of homes maintained at the location, including a model home, or may order a home that will be built at a manufacturing facility.

Our company-owned sales centers are generally located on a main road or highway for high visibility. Model homes may be displayed in a residential setting with sidewalks and landscaping. Each sales center usually employs a manager and three or four salespersons.

As of March 31, 2005, company-owned sales centers had an average inventory of 11 new homes per location. This number of homes in inventory includes homes delivered to a consumer home site but not yet recorded as a sale. We internally finance our inventories and currently have no outstanding debt.

Our company-owned retail centers employ salespersons who are compensated through a combination of salary and commission. Retail centers do not have administrative staff, as we perform most administrative functions at our corporate headquarters.

Warranties. We provide a limited warranty to original retail purchasers of our homes. We warrant structural components for 12 months. Nonstructural components of a cosmetic nature are warranted for 120 days, except in specific cases where state laws require longer warranty terms. Our warranty does not extend to installation and setup of the home, which is generally arranged by the retailer. Appliances, carpeting, roofing and certain other components are warranted by their original manufacturer for various lengths of time.

Financing

Wholesale Financing. In accordance with manufactured housing industry practice, approximately 35% of our wholesale sales are to independent retailers who finance a portion of their home purchases through wholesale floor plan financing arrangements. Under a typical floor plan financing arrangement, an independent financial institution specializing in this line of business provides the retailer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. The financial institution customarily requires us, as the manufacturer of the home, to enter into a separate repurchase agreement with the financial institution under which we are obligated, upon default by the retailer and under certain other circumstances, to repurchase the financed home at declining prices over the term of the repurchase agreement (which in most cases is 18 months). The price at which we may be obligated to repurchase a home under these agreements is based upon our original invoice price plus certain administrative and shipping expenses. Our obligation under these repurchase agreements ceases upon the purchase of the home by the retail customer. We estimate that our potential obligations under such repurchase agreements were approximately $25.3 million as of March 31, 2005.

Consumer Financing. Conventional lenders provide two basic types of consumer financing in the manufactured housing industry:

• chattel (or home-only) loans for purchasers of a home with no real estate involved; and

• real estate loans for purchasers of the home and the land on which the home is placed.

Loose credit standards for home-only loans in the mid-1990s contributed to the recent high number of industry repossessions. During the past three years, a number of home-only lenders have exited the market. The remaining lenders have tightened their credit standards and increased their interest rates, which has reduced the volume of new loans.

Beginning in the late 1990s, the number of manufactured housing purchases financed with real estate loans has increased significantly. There are two types of mortgage loans: conforming and non-conforming. Conforming loans conform to requirements imposed by FHA, VA, Freddie Mac and Fannie Mae. Generally, conforming loans require foundations installed in accordance with specified Federal requirements and the borrower must meet certain criteria. Non-conforming loans are financed by a major bank or lending institution which does not require a specific foundation type and may have more flexible criteria.

In January 2002, Texas House Bill 1869 was enacted, amending the Texas Manufactured Housing Standards Act to establish financing and acquisition procedures for retailers and consumers of manufactured homes and to provide for notification to consumers of their responsibilities before purchasing a manufactured home. The bill required, among other things, that all manufactured homes that are acquired with third-party financing in Texas, other than those placed in manufactured home rental communities or on a lot that is not titled in the name of the consumer under a deed or contract for sale, be financed with conventional financing covering both the land and home. While this legislation was subsequently repealed in September 2003, chattel financing in Texas was significantly curtailed and has not recovered.

Competition

The manufactured housing industry is highly competitive at both the manufacturing and retail levels, with competition based upon several factors, including price, product features, reputation for service and quality, depth of field inventory, promotion, merchandising and the terms of retail customer financing. We compete with other producers of manufactured homes, as well as companies offering for sale homes repossessed from wholesalers or consumers. In addition, manufactured homes compete with new and existing site-built homes, as well as apartments, townhouses and condominiums.

In addition to us, there are a number of other manufacturers competing for a significant share of the manufactured housing market in the Arizona, California and New Mexico areas, including Palm Harbor Homes, Inc., Fleetwood Enterprises, Inc., Clayton Homes, Inc., Oakwood Homes Corporation, Champion Enterprises, Inc., Chariot Eagle Homes and Karsten Homes. Clayton Homes, Inc. and Oakwood Home Corporation were recently acquired by Berkshire Hathaway Inc. We believe that our business (based on retail sales) accounted in 2004 for an approximate 34% share of the Arizona market area, an approximate 9% share of the California market area, an approximate 8% share of the New Mexico market area and smaller shares of market areas in the other states in which we do business. We do not view any of our competitors as being dominant in the industry as a whole or the principal markets in which we compete, although a number of our competitors possess substantially greater financial, manufacturing, distribution and marketing resources than us.

Government Regulation

Our manufactured homes are subject to a number of federal, state and local laws, codes and regulations. Construction of manufactured housing is governed by the National Manufactured Housing Construction and Safety Standards Act of 1974, as amended, or the Home Construction Act. In 1976, HUD issued regulations under the Home Construction Act establishing comprehensive national construction standards. The HUD regulations, known collectively as the Federal Manufactured Home Construction and Safety Standards, cover all aspects of manufactured home construction, including structural integrity, fire safety, wind loads, thermal protection and ventilation. Such regulations preempt conflicting state and local regulations on such matters, and are subject to periodic change. Our manufacturing facilities and the plans and specifications of our manufactured homes have been approved by a HUD-certified inspection agency. Further, an independent HUD-certified third-party inspector regularly reviews our manufactured homes for compliance with the HUD regulations during construction. Failure to comply with applicable HUD regulations could expose us to a wide variety of sanctions, including mandated closings of our manufacturing facilities. We believe our manufactured homes are in substantial compliance with all present HUD requirements. Our park model homes are not subject to HUD regulations, but we believe that our park model homes meet all present standards of the American National Standards Institute.

Manufactured and site-built homes are all typically built with wood products that contain formaldehyde resins. HUD regulates the allowable concentrations of formaldehyde in certain products used in manufactured homes and requires manufacturers to warn purchasers as to formaldehyde-associated risks. The Environmental Protection Agency, or EPA, and other governmental agencies have in the past evaluated the effects of formaldehyde. We use materials in our manufactured homes that meet HUD standards for formaldehyde emissions and believe we comply with HUD and other applicable government regulations in this regard.

The transportation of manufactured homes on highways is subject to regulation by various federal, state and local authorities. Such regulations may prescribe size and road use limitations and impose lower than normal speed limits and various other requirements.

We have leased space for our manufacturing facility in Goodyear, Arizona from the Loral Corporation (and Loral's successor-in-interest Lockheed Martin Corporation) since 1993. The leased premises are part of what is referred to as the South Site of the Phoenix Goodyear Airport Superfund Site, which was designated as a National Priorities List, or NPL, site under the authority of the Comprehensive Environmental Response, Compensation, and Liability Act in 1983. The reason for the site's NPL designation was because of extensive soil and groundwater contamination (trichloroethylene or TCE, chromium and cadmium) that resulted from historic manufacturing activities of the Goodyear Tire and Rubber Company and the Department of Defense.

The South Site of the Phoenix Goodyear Airport Superfund Site is being investigated and remediated by the Goodyear Tire and Rubber Company and Lockheed Martin Corporation pursuant to a consent decree executed with the United States Environmental Protection Agency, or EPA. In 1999, the Goodyear Tire and Rubber Company completed its cleanup of contaminated soils. Since then, its efforts have focused on pumping and treating contaminated groundwater. Although health exposure concerns have been raised by former employees of the Unidynamics Corporation who worked on the North Site of the Phoenix Goodyear Airport Superfund Site, the State of Arizona determined in 2000 that there is "no apparent public health hazard" associated with the North Site. Similar concerns have not been raised with respect to the South Site.

Our lease with Lockheed Martin Corporation specifically refers to the consent decree with the EPA and provides that as between Lockheed Martin Corporation and us, Lockheed Martin Corporation will be responsible for any liabilities resulting from the existing contamination at the site and that Lockheed Martin Corporation will indemnify us for such liabilities.

During the twelve years that we have conducted manufacturing operations at the Goodyear, Arizona facility, we have never received any inquiry or notice from the EPA or the Arizona Department of Environmental Quality suggesting that we may be liable for any costs associated with the remediation or investigation of the site. We do not have any underground storage tanks at our Goodyear, Arizona facility.

Our manufactured homes are subject to local zoning and housing regulations. In certain cities and counties in areas where our homes are sold, local governmental ordinances and regulations have been enacted which restrict the placement of manufactured homes on privately-owned land or which require the placement of manufactured homes in manufactured home communities. Such ordinances and regulations may adversely affect our ability to sell homes for installation in communities where they are in effect.

A number of states have adopted procedures governing the installation of manufactured homes. Utility connections are subject to state and local regulations which must be complied with by the retailer or other person installing the home.

Certain warranties we issue may be subject to the Magnuson-Moss Warranty Federal Trade Commission Improvement Act, which regulates the descriptions of warranties on consumer products. In the case of warranties subject to the Magnuson-Moss Warranty Act, the Company is subject to a number of additional regulatory requirements. For example, warranties that are subject to the act must be included in a single easy-to-read document that is generally made available prior to purchase. The act also prohibits certain attempts to disclaim or modify implied warranties and the use of deceptive or misleading terms. A claim for a violation of the act can be the subject of an action in federal court in which consumers may be able to recover attorneys' fees. The description and substance of our warranties are also subject to a variety of state laws and regulations. A number of states, including Arizona and New Mexico, require manufactured home producers to post bonds to ensure the satisfaction of consumer warranty claims.

Governmental authorities have the power to enforce compliance with their regulations, and violations may result in the payment of fines, the entry of injunctions or both. Although we believe that our operations are in substantial compliance with the requirements of all applicable laws and regulations, these requirements have generally become more strict in recent years. Accordingly, we are unable to predict the ultimate cost of compliance with environmental laws and enforcement policies.

Employees

As of March 31, 2005, we had approximately 1,200 employees. None of our employees are represented by a labor union. We have not experienced any labor-related work stoppages and believe that our relationship with our employees is good.

Risk Factors

The ownership of our common stock involves a number of risks and uncertainties. You should carefully consider the following risks, together with the information provided elsewhere in this Annual Report. The risks described below are not the only ones facing us. Additional risks that are currently unknown to us or that we currently consider to be immaterial may also impair our business or adversely affect our financial condition or results of operations.

Risks Related to Our Business

We have incurred net losses in prior periods and there can be no assurance that we will generate income in the future

Although we generated income from continuing operations during the past four fiscal years, we have incurred net losses in prior years. Net losses in these years were attributable in substantial part to the recent downturn affecting the manufactured housing industry, which is discussed in detail below. The likelihood that we will generate net income in the future must be considered in light of the difficulties facing the manufactured housing industry as a whole, as well as the competitive environment in which we operate and the other risks and uncertainties discussed in this Annual Report. There can be no assurance that we will generate net income in the future.

We operate in an industry that is currently experiencing a prolonged and significant downturn

Since mid-1999, the manufactured housing industry has experienced a prolonged and significant downturn. This downturn has resulted in part from the fact that, beginning in 1999, consumer lenders in the sector began to tighten underwriting standards and curtail credit availability in response to higher than anticipated rates of loan defaults and significant losses upon the repossession and resale of homes securing defaulted loans. Other causes of the downturn include a reduced number of consumer lenders in the traditional chattel (home-only) lending sector, higher interest rates on home-only loans and generally unfavorable economic conditions. These factors have resulted in declining wholesale shipments, excess manufacturing and retail locations and surplus inventory.

As a result of the foregoing factors, based on industry data, we estimate that approximately 54% of all industry retail locations have closed since 1999 and that industry manufacturers have closed 120 manufacturing facilities, representing 36% of the industry's manufacturing facilities.

We expect that the current industry downturn is likely to continue, at least in the near term. The availability of consumer financing for the purchase of manufactured homes continues to be constrained, as discussed below. In addition, the large number of repossessed homes being offered for sale continues to have an adverse impact on demand for new manufactured homes. Although it is difficult to predict future industry conditions, these factors tend to indicate that a sustained recovery in the manufactured housing industry is unlikely to occur in the near term.

If the current industry downturn gets materially worse, we may incur operating and net losses, and may be required to take steps in an attempt to mitigate the effect of unfavorable industry conditions, such as the closure of facilities or consolidation of existing operations. These steps could impair our ability to conduct our business in a manner consistent with past practice and could make it more difficult for us to expand our operations if and when industry conditions improve. Furthermore, some of these steps could lead to fixed asset impairment charges and goodwill impairment charges.

A write-off of all or part of our goodwill could adversely affect our operating results and net worth

A substantial portion of our total assets at March 31, 2005 consisted of goodwill, all of which is attributable to our manufacturing operations. In particular, goodwill accounted for approximately 46% of our total assets at March 31, 2005. Effective in fiscal 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. As a result, we no longer amortize goodwill. Instead, we review goodwill at least annually to determine whether it has become impaired. If goodwill has become impaired, we charge the impairment as an expense in the period in which the impairment occurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" and Note 1 to our consolidated financial statements. Our goodwill could be impaired if developments affecting our manufacturing operations or the markets in which we produce manufactured homes lead us to conclude that the cash flows we expect to derive from our manufacturing operations will be substantially reduced. A write off of all or part of our goodwill could adversely affect our results of operations and financial condition.

The cyclical nature of the manufactured housing industry causes our revenues and operating results to fluctuate, and we expect this cyclicality to continue in the future

The manufactured housing industry is highly cyclical and is influenced by many national and regional economic and demographic factors, including:

• the availability of consumer financing for homebuyers;

• the availability of wholesale financing for retailers;

- consumer confidence;
- interest rates;
- demographic and employment trends;
- income levels;
- housing demand;
- general economic conditions, including inflation and recessions; and
- the availability of suitable homesites.

As a result of the foregoing economic, demographic and other factors, our revenues and operating results fluctuate, and we expect them to continue to fluctuate in the future. Moreover, we may experience operating losses during cyclical downturns in the manufactured housing market.

Our liquidity and ability to raise capital may be limited

From 1998 through June of 2003, our operations were funded principally through intercompany borrowings from Centex. Centex is a company with investment grade credit ratings that has access to a wide variety of credit sources. We no longer have access to funding provided by Centex.

We may need to obtain additional debt or equity financing in the future. The type, timing and terms of the financing selected by us will depend on, among other things, our cash needs, the availability of other financing sources and prevailing conditions in the financial markets. There can be no assurance that any of these sources will be available to us at any time or that they will be available on satisfactory terms.

Tightened credit standards and curtailed lending activity by home-only lenders have contributed to a constrained consumer financing market

Consumers who buy our manufactured homes have historically secured retail financing from third-party lenders. The availability, terms and costs of retail financing depend on the lending practices of financial institutions, governmental policies and economic and other conditions, all of which are beyond our control. A consumer seeking to finance the purchase of a manufactured home without land will generally pay a higher interest rate and have a shorter loan maturity than a consumer seeking to finance the purchase of land and the home. In addition, home-only financing is at times more difficult to obtain than financing for site-built homes. Since 1999, home-only lenders have tightened the credit underwriting standards and increased interest rates for loans to purchase manufactured homes, which has reduced lending volumes and caused our sales to decline. In addition, most of the national lenders who have historically provided home-only loans have exited this sector of the industry. Conseco Finance was historically one of the largest originators of home-only loans in the manufactured housing industry. In December 2002, Conseco Inc., the parent company of Conseco Finance Corp., filed for bankruptcy protection and ceased its lending activities. In May 2004, JP Morgan Chase Bank, the lender with the largest loan origination volume in the home-only financing market, announced it was ceasing its manufactured housing lending activities. If home-only financing were to become further curtailed or unavailable, we would expect to experience further retail and manufacturing sales declines.

The availability of wholesale financing for industry retailers is limited due to a reduced number of floor plan lenders and reduced lending limits

Manufactured housing retailers generally finance their inventory purchases with wholesale floor plan financing provided by lending institutions. The availability of wholesale financing is significantly affected by the number of floor plan lenders and their lending limits. During the past five years, a substantial number of wholesale lenders have exited the industry or curtailed their floor plan operations. Conseco Finance was historically the largest floor plan lender, previously providing about 25% of the industry's wholesale financing. Conseco Finance discontinued approving and funding new floor plan loan requests in April 2002 and filed for bankruptcy protection in December 2002. With Conseco's exit, Deutsche Financial Services was the largest remaining floor plan lender, providing approximately 20% of the industry's wholesale financing. Deutsche Financial Services discontinued approving and funding new floor plan loan requests in November 2002 and proceeded to liquidate its existing floor plan receivables. There are currently three national lending institutions that specialize in providing wholesale floor plan financing to manufactured housing retailers. Reduced availability of floor plan lending may affect the inventory levels of our independent retailers, their number of retail sales centers and related wholesale demand, and may also have an adverse effect on our access to capital on an ongoing basis.

We have contingent repurchase obligations related to wholesale financing provided to industry retailers

In accordance with customary business practice in the manufactured housing industry, we have entered into repurchase agreements with various financial institutions and other credit sources who provide floor plan financing to industry retailers, which provide that we will be obligated, under certain circumstances, to repurchase homes sold to retailers in the event of a default by a retailer in its obligation to such credit sources. Under these agreements, we have agreed to repurchase homes at declining prices over the term of the agreement (which in most cases is 18 months). We estimate that our potential obligations under such repurchase agreements were approximately $25.3 million as of March 31, 2005. We may be required to honor contingent repurchase obligations in the future and may incur additional expense as a consequence of these repurchase agreements.

The manufactured housing industry is highly competitive, and competition may increase the adverse effects of industry conditions

The manufactured housing industry is highly competitive. Competition at both the manufacturing and retail levels is based upon several factors, including price, product features, reputation for service and quality, merchandising, terms of retailer promotional programs and the terms of retail customer financing. Numerous companies produce manufactured homes in our markets. In addition, our homes compete with repossessed homes that are offered for sale in our markets. A number of our manufacturing competitors also have their own retail distribution systems and consumer finance and insurance operations. The ability to offer consumer finance and insurance products may provide some competitors with an advantage. In addition, there are many independent manufactured housing retail locations in most areas where we have retail operations. We believe that where wholesale floor plan financing is available, it is relatively easy for new retailers to enter into our markets as competitors. In addition, our products compete with other forms of low to moderate-cost housing, including new and existing site-built homes, apartments, townhouses and condominiums. If we are unable to compete effectively in this environment, our retail sales and wholesale shipments could be reduced. As a result, our growth could be limited.

If we are unable to establish or maintain relationships with independent retailers who sell our homes, our sales could decline

During fiscal 2005, approximately 95% of our wholesale shipments of manufactured homes were made to independent retail locations in the United States. As is common in the industry, independent retailers may sell manufactured homes produced by competing manufacturers. We may not be able to establish relationships with new independent retailers or maintain good relationships with independent retailers that sell our homes. Even if we do establish and maintain relationships with independent retailers, these retailers are not obligated to sell our manufactured homes exclusively, and may choose to sell our competitors' homes instead. The independent retailers with whom we have relationships can cancel these relationships on short notice. In addition, these retailers may not remain financially solvent, as they are subject to industry, economic, demographic and seasonal trends similar to the ones we face. If we do not establish and maintain relationships with solvent independent retailers in one or more of our markets, sales in those markets could decline.

The manufactured housing industry is seasonal, and this causes our results of operations to fluctuate

The manufactured housing industry is generally seasonal. In states other than Arizona, sales during the period from March to November are higher than in other months. As a result, our operating results tend to fluctuate on a seasonal basis, with less favorable conditions prevailing in the winter months.

Our results of operations can be adversely affected by the pricing and availability of raw materials

Our results of operations can be affected by the pricing and availability of raw materials. Although we attempt to increase the sales prices of our homes in response to higher materials costs, such increases typically lag behind the escalation of materials costs. Four of the most important raw materials used in our operations, wood and wood products, gypsum wallboard, steel and insulation, have experienced significant price increases in recent periods. Although we have not experienced any severe or prolonged shortage of such building materials to date, there can be no assurance that sufficient supplies of wood and wood products, gypsum wallboard, steel and insulation, as well as other raw materials, will continue to be available to us on satisfactory terms.

If the manufactured housing industry is not able to secure favorable local zoning ordinances, our sales could decline and our business could be adversely affected

Manufactured housing communities and individual home placements are subject to local zoning ordinances and other local regulations relating to utility service and construction of roadways. In the past, property owners often have resisted the adoption of zoning ordinances permitting the location of manufactured homes in residential areas, which we believe has restricted the growth of the industry. Manufactured homes may not achieve widespread acceptance and localities may not adopt zoning ordinances permitting the development of manufactured home communities. If the manufactured housing industry is unable to secure favorable local zoning ordinances, our sales could decline and our business, results of operations and financial condition could be adversely affected.

The loss of any of our executive officers could reduce our ability to execute our business strategy and could have a material adverse effect on our business and results of operations

We are dependent to a significant extent upon the efforts of our executive officers, particularly Joseph H. Stegmayer, our Chief Executive Officer, David L. Blank, our Vice President of Operations, and Sean K. Nolen, our Chief Financial Officer. The loss of the services of one or more of our executive officers could impair our ability to execute our business strategy and have a material adverse effect upon our business, financial condition and results of operations. We currently have no key man life insurance for any of our executive officers.

We have a limited operating history as an independent company

Prior to June 30, 2003, we operated as a wholly-owned subsidiary of Centex. Accordingly, our management team has limited experience in operating our company as an independent public company. We no longer have any affiliation with Centex, and our ability to satisfy our obligations and achieve or maintain profitability is solely dependent upon the future performance of our business. In addition, our management team will need to comply with the numerous regulatory and other requirements applicable to independent public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues.

You may have difficulty evaluating our business, as our historical financial information may not be representative of what our results of operations would have been if we had been an independent company

Our historical financial statements included in this Annual Report may not reflect the results of operations, financial condition and cash flows that would have been achieved by our company had we been operated independently prior to June 30, 2003. We have not made adjustments to this information to reflect changes that may have occurred in our cost structure, funding and operations as a result of being an independent public company. Among other things, our historical financial statements may not reflect the costs to us of borrowing funds as a stand-alone entity, additional compensation costs or the costs of complying with laws and regulations applicable to public companies.

We could be responsible for certain tax liabilities if the Internal Revenue Service challenges the tax-free nature of the distribution

Centex received a private letter ruling from the Internal Revenue Service to the effect that the distribution of shares of Cavco common stock to stockholders of Centex will be tax-free to its stockholders, except to the extent that cash is received in lieu of fractional shares, and that Centex will generally not recognize income, gain or loss for federal income tax purposes as a result of the distribution. The ruling was based on then current law and was subject to the accuracy of certain representations made by Centex in its request for the private letter ruling and certain assumptions regarding Centex and us that are described in the ruling.

Although Centex and we are not aware of any facts or circumstances that would cause the representations made by Centex in its request for the private letter ruling or the assumptions on which the ruling was based to be materially incorrect, no assurance can be given in this regard. If any of these representations or assumptions were to prove to be materially incorrect, and the Internal Revenue Service were to challenge the tax-free nature of the distribution, it is possible that the distribution could be held to be a distribution taxable as a dividend by Centex of our common stock to the stockholders of Centex for federal income tax purposes.

If the distribution were held to be a taxable distribution, Centex would be subject to tax to the extent that the fair market value of our common stock exceeded the adjusted tax basis of Centex in our common stock at the time of the distribution. In addition, each holder of Centex common stock who received shares of our common stock in the distribution would generally be treated as having received a taxable dividend in an amount equal to the fair market value of our common stock received at the time of the distribution (assuming that Centex had current or accumulated earnings and profits equal to the total value of the distribution).

Pursuant to the tax sharing agreement entered into between us and Centex, we have agreed, in certain circumstances, to indemnify Centex against any tax liability that is incurred as a result of the failure of the distribution to qualify as a tax-free transaction. If we are required to make this payment and the amount is significant, the payment could have a material adverse effect on our financial condition and results of operations.

Events could result in significant tax liability

Under United States federal income tax laws, even if the distribution qualifies for tax-free treatment, Centex may nevertheless be subject to tax if acquisitions or issuances of either our common stock or Centex stock following the distribution cause the stockholders of Centex (determined as of the effective time of the distribution) to subsequently own less than a majority of outstanding shares of either Centex or us. In particular, this tax will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions or issuance of Centex stock or our stock within two years before or after the distribution are presumed to be part of such a plan, although this presumption may be rebutted. If the subsequent acquisitions or issuance of either the stock of Centex or our stock triggers this tax, Centex will be subject to tax on the gain that would have resulted from a sale of our stock distributed in the distribution. Because of this, pursuant to a tax sharing agreement between us and Centex, we have agreed that we will not liquidate, merge or consolidate with any other entity within two years of the distribution, dispose of a substantial portion of our assets within two years of the distribution, or take any other action which would cause the distribution to fail to qualify as a tax-free transaction. In addition, we are obligated in certain circumstances to indemnify Centex against any losses or expenses incurred by Centex in the event any such tax is imposed by the Internal Revenue Service.

We may be required to satisfy certain indemnification obligations to Centex, or may not be able to collect on indemnification rights from Centex

We entered into a distribution agreement with Centex in connection with the distribution, which agreement allocates responsibility between Centex and us for various liabilities and obligations. For example, the distribution agreement provides that we and Centex will agree to indemnify one another against claims arising with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. The principal purpose for our indemnification obligations is to provide assurance to Centex that we will bear all liabilities arising from the Cavco business and associated assets. Our ability to satisfy any such indemnification obligations will depend upon the future financial strength of our company. At the present time, although we cannot determine the amount for which we may be obligated to indemnify Centex, we do not believe that the amount of our potential indemnification obligations is likely to be material. We also cannot assure you that we will be successful in collecting on any indemnification obligations that may be owing to us by Centex. If we or Centex were unable to fund or collect on these indemnification obligations, our financial condition and results of operations could be adversely affected.

Certain provisions of our organizational documents could delay or make more difficult a change in control of our company

Certain provisions of our restated certificate of incorporation and restated bylaws could delay or make more difficult transactions involving a change of control of our company, and may have the effect of entrenching our current management or possibly depressing the market price of our common stock. For example, our restated certificate of incorporation and restated bylaws authorize blank series preferred stock, establish a staggered board of directors and impose certain procedural and other requirements for stockholder proposals. Furthermore, the fact that income taxes could be imposed as a result of ownership changes occurring in conjunction with the distribution may have the effect of delaying or making more difficult certain transactions involving a change of control of our company.

We do not expect to pay dividends on our common stock

We do not expect to pay any dividends on our common stock in the foreseeable future. The payment of dividends to our stockholders is subject to the discretion of our board of directors, and various factors may prevent us from paying dividends. Such factors include our cash requirements and liquidity and the requirements of state corporate and other laws. In addition, the terms of our credit facility with Bank One limit our ability to pay dividends and make other distributions.

Volatility of Stock Price

The price of our common stock may fluctuate widely, depending upon a number of factors, many of which are beyond our control. These factors include the perceived prospects of our business and the manufactured housing industry as a whole; differences between our actual financial and operating results and those expected by investors and analysts; changes in analysts' recommendations or projections; changes affecting the availability of financing in the wholesale and consumer lending markets; actions or announcements by competitors; changes in the regulatory environment in which we operate; and changes in general economic or market conditions. In addition, stock markets generally experience significant price and volume volatility from time to time which may adversely affect the market price of our common stock for reasons unrelated to our performance.

ITEM 2. PROPERTIES

We currently own or lease and operate three manufacturing facilities in the Phoenix, Arizona area. Except in the case of the Litchfield plant, we own the land on which these facilities are located. We also own substantially all of the machinery and equipment used at these facilities. We believe that these facilities are adequately maintained and suitable for the purposes for which they are used. The following table sets forth certain information with respect to our active manufacturing facilities:

Location	Date of Commencement of Operations	Owned / Leased	Square Feet
Litchfield plant - Goodyear, Arizona (1)	1993	Leased	203,000
Durango plant - Phoenix, Arizona	1978	Owned	79,000
Specialty plant - Phoenix, Arizona	1972	Owned	94,000

(1) This lease expires in January 2008 and the Company has an option to extend it for 5 additional years to January 2013.

Our company-owned retail centers generally range in size from one acre to 5 acres. All of these locations are leased by us. Over the next 12 months, we plan to dispose of or close more than one-half of our remaining company-owned retail centers. The following table sets forth our 11 current company-owned retail centers by location.

Location	Lease Term Expiration
Marana, AZ	November 30, 2008
Mesa, AZ (2)	November 30, 2009
Tucson, AZ	February 17, 2006
Yuma, AZ	February 17, 2006
Albuquerque, NM	June 30, 2006
Bastrop, TX (2)	January 31, 2006
Kaufman, TX (2)	December 10, 2005
New Braunfels, TX (2)	September 30, 2008
Porter, TX (2)	April 30, 2009
Wills Point, TX (2)	January 31, 2006
Spring, TX (1)	May 31, 2005

(1) Disposed of after March 31, 2005.
(2) The Company has early termination options ranging from 3 to 6 months for these leases.

We also lease approximately 11,000 square feet of office space in Phoenix, Arizona for our corporate headquarters. Our corporate headquarters lease is scheduled to expire in 2006.

ITEM 3. LEGAL PROCEEDINGS

We are party to certain legal proceedings that arise in the ordinary course of business. Certain of the claims pending against us in these proceedings allege, among other things, breach of contract and warranty, product liability and personal injury. In our judgment, none of these proceedings is expected to have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On June 22, 2004, we held our Annual Meeting of Stockholders and the following matters were resolved by vote:

(1) Jacqueline Dout was elected as a director to serve for a three-year term until the 2007 Annual Meeting. Voting results for Ms. Dout were 2,900,078 shares "For" and 75,487 shares "Withheld."

(2) Stockholders ratified the appointment of independent auditors for 2005 as set forth in Item 2 of the Cavco Industries, Inc. Proxy Statement dated May 26, 2004. Voting results were 2,954,566 shares "For", 18,971 shares "Against" and 2,028 shares "Abstained."

The Company's four other directors (Steven G. Bunger, Jack Hanna, Joseph H. Stegmayer and Michael Thomas) continued on as directors subsequent to the Annual Meeting.

EXECUTIVE OFFICERS OF CAVCO (See Item 10 of Part III of this Report)

The following is an alphabetical listing of our executive officers as of May 19, 2005, as such term is defined under the rules and regulations of the Securities and Exchange Commission. Officers are generally elected by the Board of Directors at its meeting immediately following our annual stockholders' meeting, with each officer serving until a successor has been elected and qualified. There is no family relationship between any of these officers.

Name	Age	Positions with Cavco or Business Experience
David L. Blank	43	Vice President of Operations since November 1996; General Manager of our Litchfield facility from 1993 to 1996
Sean K. Nolen	42	Vice President, Chief Financial Officer, Treasurer and Secretary since March 1999; Vice President, Chief Financial Officer, Treasurer and Director of Simula, Inc. from May 1996 to March 1999; Senior Manager, Manager and staff with Deloitte & Touche, LLP from May 1984 to May 1996
Joseph H. Stegmayer	54	Chairman of the Board, Chief Executive Officer and President since March 2001; President of Centex Manufactured Housing Group, LLC from September 2000 to June 2003; President - Retail Operations and Chief Financial Officer of Champion Enterprises, Inc. from January 1998 to September 2000; President, Vice Chairman and Chairman of the Executive Committee of Clayton Homes, Inc. from 1993 to January 1998

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock began trading on the NASDAQ National Market under the symbol "CVCO" on July 1, 2003 following its spin-off from Centex Corporation. The following table sets forth, for each of the periods indicated, the reported high and low closing sale prices per share on the NASDAQ for the Company's common stock adjusted for the 2-for-1 stock split paid January 31, 2005.

	Closing Sales Price	
	High	Low
Year ended March 31, 2005		
Fourth Quarter	$ 28.12	$ 22.38
Third Quarter	23.18	19.03
Second Quarter	20.01	18.00
First Quarter	20.43	17.70
Year ended March 31, 2004		
Fourth Quarter	$ 19.90	$ 11.80
Third Quarter	12.10	10.76
Second Quarter	10.72	8.98
First Quarter	N/A	N/A

As of May 9, 2005, the Company had approximately 1,350 shareholders of record and approximately 6,700 beneficial holders of its common stock, based upon information in securities position listings by registered clearing agencies upon request of the Company's transfer agent.

We do not expect to pay any dividends on our common stock in the foreseeable future. The payment of dividends to our stockholders is subject to the discretion of our board of directors, and various factors may prevent us from paying dividends. Such factors include our cash requirements and liquidity and the requirements of state corporate and other laws. In addition, the terms of our credit facility with Bank One limit our ability to pay dividends and make other distributions.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data regarding Cavco Industries, Inc. and its subsidiary for the fiscal years indicated. The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the information presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The selected consolidated financial data as of March 31, 2005, 2004, 2003 and 2002 and for the fiscal years ended March 31, 2005, 2004, 2003, 2002 and 2001 were derived from the audited consolidated financial statements of Cavco Industries, Inc. and its subsidiary. The selected consolidated financial data as of March 31, 2001 was derived from unaudited consolidated financial statements of Cavco Industries, Inc. and its subsidiary.

	Year Ended March 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Income Statement Data:					
Net sales	$ 157,435	$ 128,857	$ 110,037	$ 95,728	$ 95,480
Cost of sales	127,916	106,230	90,683	80,429	77,792
Gross profit	29,519	22,627	19,354	15,299	17,688
Selling, general and administrative expenses	14,245	13,583	12,200	11,535	14,370
Impairment charges	-	-	-	-	9,496
Goodwill amortization	-	-	-	-	3,416
Income (loss) from operations	15,274	9,044	7,154	3,764	(9,594)
Interest income (expense), net	532	233	(344)	(655)	(1,073)
Income (loss) from continuing operations before income taxes	15,806	9,277	6,810	3,109	(10,667)
Income tax expense	(6,229)	(3,054)	-	-	-
Income (loss) from continuing operations	9,577	6,223	6,810	3,109	(10,667)
Loss from discontinued manufacturing operations		-	(3,404)	(1,777)	(11,235)
Income (loss) from discontinued retail operations	550	(73)	(7,951)	(2,768)	(5,367)
Net income (loss)	$ 10,127	$ 6,150	$ (4,545)	$ (1,436)	$ (27,269)
Net income per share (basic):					
Continuing operations	$ 1.52	$ 0.99			
Discontinued operations	0.09	(0.01)			
Net income	$ 1.61	$ 0.98			
Net income per share (diluted):					
Continuing operations	$ 1.46	$ 0.98			
Discontinued operations	0.08	(0.01)			
Net income	$ 1.54	$ 0.97			
Weighted average shares outstanding:					
Basic	6,288,730	6,261,182			
Diluted	6,557,819	6,311,812			
Proforma Data (unaudited):					
Income (loss) from continuing operations		$ 9,277	$ 6,810	$ 3,109	$ (10,667)
Proforma income tax (expense) benefit (1)		(3,711)	(2,724)	(1,244)	4,267
Proforma net income (loss) from continuing operations		$ 5,566	$ 4,086	$ 1,865	$ (6,400)
Proforma weighted average common shares outstanding (basic) (2)		6,261,182	6,178,538	6,178,538	6,178,538
Proforma net income (loss) per share from continuing operations (basic)		$ 0.89	$ 0.66	$ 0.30	$ (1.04)
Proforma weighted average common shares outstanding (diluted)		6,311,812	6,178,538	6,178,538	6,178,538
Proforma net income (loss) per share from continuing operations (diluted)		$ 0.88	$ 0.66	$ 0.30	$ (1.04)

	Year Ended March 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Balance Sheet Data:					
Cash	$ 46,457	$ 30,775	$ -	$ -	$ -
Restricted cash	1,028	827	2,275	1,148	1,888
Accounts receivable	7,545	6,479	5,264	3,834	8,836
Inventories	9,703	7,995	6,861	8,302	10,214
Prepaid expenses and other current assets	1,202	1,701	640	679	834
Deferred income taxes	3,610	3,570	-	-	-
Receivable from Centex (3)	-	-	12,224	-	-
Retail assets held for sale	1,114	2,941	7,841	17,459	15,788
Manufacturing assets to be distributed to Centex	-	-	-	8,365	10,200
Total current assets	70,659	54,288	35,105	39,787	47,760
Property, plant and equipment - net	7,472	8,220	9,161	9,957	4,415
Goodwill	67,346	67,346	67,346	67,346	67,346
Total assets	$ 145,477	$ 129,854	$ 111,612	$ 117,090	$ 119,521
Total current liabilities	$ 28,077	$ 25,091	$ 19,266	$ 24,111	$ 26,597
Deferred income taxes	9,090	6,830	-	-	-
Long-term debt, less current portion	-	-	-	3,460	3,575
Funding provided by Centex (3)	-	-	-	32,546	30,940
Total stockholders' equity	108,310	97,933	92,346	56,973	58,409
Total liabilities and stockholders' equity	$ 145,477	$ 129,854	$ 111,612	$ 117,090	$ 119,521
Other Data:					
Depreciation-continuing operations	$1,053	$1,163	$1,167	$1,202	$949
Capital expenditures-continuing operations	$575	$222	$373	$7,465	$1,191

The selected consolidated financial data set forth above includes the accounts of Cavco Industries, Inc. and its wholly-owned subsidiary, CRG Holdings, LLC. Effective June 30, 2003, Cavco Industries, LLC, the company's predecessor, was merged into Cavco Industries, Inc. and 100% of the outstanding shares of its common stock was distributed to the stockholders of Centex. Upon this distribution, Cavco Industries, Inc. became a separate public company. Stockholders' equity has been presented assuming the merger had occurred at the beginning of each fiscal year presented. Pro forma data for each fiscal year also gives effect to the distribution as if it had occurred at the beginning of the fiscal year.

On January 6, 2005, the Board of Directors of Cavco Industries, Inc. authorized a 2-for-1 split of its common stock in the form of a 100% stock dividend. The dividend was paid on January 31, 2005 to stockholders of record as of January 18, 2005. All information presented in the selected consolidated financial data set forth above is presented as if this stock split had been completed as of the beginning of the applicable period.

The selected consolidated financial data and pro forma data set forth above may not be indicative of our future performance and do not necessarily reflect what our consolidated financial position and consolidated results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

(1) Represents the tax (expense) benefit assumed to be incurred, at an effective tax rate of 40%, if we had been a taxable entity during the applicable period.

(2) Represents the number of shares of our common stock distributed to the stockholders of Centex. There were no dilutive securities outstanding prior to April 1, 2003.

(3) Represents funding provided by Centex arising from various transactions between Centex and us. In anticipation of the distribution, Centex contributed the net amount of the funding obligation through March 31, 2003, as well as an additional amount required to increase our tangible net worth to $25.0 million.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Cavco Industries, Inc. is the largest producer of manufactured homes in Arizona and 12th largest producer of manufactured homes in the United States in terms of wholesale shipments, based on 2003 data published by Manufactured Home Merchandiser. Headquartered in Phoenix, Arizona, the Company designs and produces manufactured homes which are sold to a network of retailers located primarily in the Southwestern United States. The retail segment of the Company operates retail sales locations which offer homes produced by the Company and other manufacturers to retail customers. As of March 31, 2005, the Company operated three homebuilding facilities located in Arizona and 11 Company-owned sales centers in three states. Homes produced by the Company are also sold through a network of 338 independent retail outlets in 14 states.

Effective June 30, 2003, Cavco Industries, LLC, the Company's predecessor, was merged into Cavco Industries, Inc. and 100% of the outstanding shares of its common stock was distributed to the stockholders of Centex. Upon this distribution, Cavco Industries, Inc. became a separate public company. Unless the context otherwise requires, all financial information contained in this section gives effect to the reorganization as if it had occurred prior to the date of such financial information.

Industry and Company Outlook

During much of the 1990s, the manufactured home industry expanded significantly with the number of retail dealerships, retail inventory levels, manufacturing capacity, wholesale shipments and overall competition increasing. According to the Manufactured Housing Institute, wholesale shipments increased from 171,000 homes in 1991 to a peak of 373,000 homes in 1998. One of the major contributing factors to this expansion was the level and availability of retail and wholesale financing.

Beginning in 1999, consumer lenders began to tighten underwriting standards and curtail credit availability in response to higher than anticipated rates of loan defaults and significant losses upon the repossession and resale of homes securing defaulted loans. Certain consumer lenders in the traditional chattel (home-only) lending sector exited the market and rates for these home-only loans increased. Although a portion of the home-only loans have been replaced by land/home financing that generally provides more competitive credit terms to the retail buyer of manufactured housing, the effort, time and expense associated with closing land/home transactions is greater. Additionally, effective January 1, 2002, the State of Texas, which historically has been one of the largest states for consumer purchases of manufactured housing, enacted a law that further restricted the availability of financing. While this legislation was subsequently repealed, chattel financing in Texas was significantly curtailed and has not recovered. In addition to the changing environment in retail lending, some of the wholesale lenders providing floor plan financing to dealers have exited the industry. During 2002, Conseco Finance Corp., formerly the industry's largest floor plan lender and consumer lender, exited the market. Also in 2002, Deutsche Financial Services exited the manufactured housing floor plan lending business. Lastly, competition from sales of repossessed homes has negatively impacted retail sales of new homes. We estimate that approximately 90,000 repossessed homes were resold in each of the last three years. These factors have ultimately resulted in a prolonged and significant downturn in the manufactured housing industry since mid-1999 which has resulted in declining wholesale shipments, excess manufacturing and retail locations and surplus inventory.

As a result of the foregoing factors, based on industry data, we estimate that approximately 54% of all industry retail locations have closed since mid-1999 and that industry manufacturers have closed 120 manufacturing facilities, representing 36% of the industry's manufacturing facilities. In addition, we estimate that inventories of new manufactured homes in the retail marketplace declined by approximately 59% from June 1999 to November 2004. According to data reported by MHI, wholesale shipments remained flat at 131,000 units for 2004. This followed declines of 22%, 13%, 23% and 28% for 2003, 2002, 2001, and 2000, respectively. The principal regional markets in which we participate have also experienced a pronounced downturn. The number of manufactured housing units shipped in Arizona declined approximately 48% from 1999 to 2004. Even more severe declines were experienced in New Mexico and Texas, where the number of manufactured housing units shipped declined approximately 79% and 76%, respectively, during the same period.

In response to these industry conditions, we closed our New Mexico and Texas manufacturing facilities during fiscal 2001. In connection with these plant closures, we recorded impairment charges totaling $6.5 million. In anticipation of the distribution, the Company distributed to Centex its ownership interest in its idled manufacturing facilities in New Mexico and Texas during fiscal 2003. We recorded an impairment charge of $2.2 million to record the Texas manufacturing facility at its estimated fair value prior to its distribution to Centex. See "Discontinued Manufacturing Operations" below for additional discussion.

Due to the continuation of negative industry conditions through fiscal 2003, as well as the adverse legislation in Texas, we initiated plans during fiscal 2003 to dispose of or close certain of our retail sales centers. As a result, we recorded impairment charges of $2.7 million to write down retail-related property, plant and equipment to its fair value during fiscal 2003 and a charge of $2.2 million to record retail inventories at their market value. As of March 31, 2005, we have a total of 11 Company-owned retail outlets, located primarily in Texas and Arizona. We disposed of 7 of our Company-owned sales retail outlets in fiscal 2005, and we expect to dispose of or close more than half of our remaining outlets during the next 12 months. We expect that the costs of closing these outlets, including leasehold termination and severance costs, will be less than $250,000 in fiscal 2006. The disposition or closure of these retail outlets will reduce future operating losses from our retail operations and will provide cash through the liquidation of their inventory that can be redeployed to more profitable operations. We do not anticipate that the closure of these retail outlets will materially affect the operations of our manufacturing segment as the outlets to be closed do not sell products manufactured by our manufacturing facilities.

Although we believe the closures, sales and distribution to Centex described above should improve our prospects of generating operating earnings and positive cash flow, we will continue to evaluate industry conditions and operating performance to determine if adjustments to our strategic direction are warranted. The availability of consumer financing for the retail purchase of manufactured homes and floor plan financing for the wholesale purchase of manufactured homes continues to be constrained. In addition, the large number of repossessed homes that are being offered for sale continues to have an adverse impact on demand for new manufactured homes. Although it is difficult to predict future industry conditions, these factors tend to indicate that a sustained recovery in the manufactured housing industry is unlikely to occur in the near term.

Results of Operations
(Dollars in thousands)

The following table summarizes certain financial and operating data for fiscal 2005, fiscal 2004 and fiscal 2003.

	Year Ended March 31,		
	2005	**2004**	**2003**
Statement of Operations Data:			
Net sales			
Manufacturing	$ 155,691	$ 123,036	$ 106,833
Retail	9,655	15,362	15,059
Less: Intercompany	(7,911)	(9,541)	(11,855)
Total net sales	157,435	128,857	110,037
Cost of sales	127,916	106,230	90,683
Gross profit	29,519	22,627	19,354
Selling, general and administrative expenses	14,245	13,583	12,200
Income from operations	15,274	9,044	7,154
Interest income (expense)	532	233	(344)
Income from continuing operations before income taxes	15,806	9,277	6,810
Income tax expense	(6,229)	(3,054)	-
Income from continuing operations	9,577	6,223	6,810
Loss from discontinued manufacturing operations	-	-	(3,404)
Income (loss) from discontinued retail operations	550	(73)	(7,951)
Net income (loss)	$ 10,127	$ 6,150	$ (4,545)
Pro Forma Data (unaudited):			
Income from continuing operations		$ 9,277	$ 6,810
Pro forma income tax expense		(3,711)	(2,724)
Pro forma net income from continuing operations		$ 5,566	$ 4,086
Other Data:			
Floor shipments - manufacturing	6,884	6,223	5,816
Home shipments - manufacturing	3,992	3,646	3,375
Home shipments - retail	132	200	256
Depreciation	$ 1,053	$ 1,163	$ 1,167
Capital expenditures	$ 575	$ 222	$ 373

Fiscal 2005 Compared to Fiscal 2004

Net Sales. Total net sales increased 22.2% to $157,435 in fiscal 2005 from $128,857 in fiscal 2004.

Manufacturing net sales increased 26.5% to $155,691 in fiscal 2005 from $123,036 in fiscal 2004. These increases in sales were attributable to increases in wholesale sales prices and the number of homes sold. The average sales price per home increased 15.6% to $39,001 in fiscal 2005 from $33,745 last year. Total homes sold during fiscal 2005 increased 9.5% to 3,992 wholesale shipments versus 3,646 last year. Wholesale sales prices were increased to offset significant material cost increases experienced since early 2004. In addition, customers are trending toward larger homes with more amenities because lower interest rates have made higher priced homes more affordable and traditional mortgage financing can require more square footage to meet appraisal requirements. The higher volume of homes sold resulted from our efforts to expand our market share in Arizona and California through recruiting of new independent dealers and expansion of specialty products to markets different from those for traditional manufactured homes.

Retail net sales decreased $5,707 to $9,655 for fiscal 2005 from $15,362 last year. This decrease in retail sales was primarily due to further credit tightening which has eliminated certain lower end buyers and increased manufacturing backlogs which have lengthened delivery times for new homes.

Gross Profit. Gross profit as a percent of sales increased to 18.7% for fiscal 2005 from 17.6% for last year. The increase in gross profit percentage was due to the efficiencies realized through higher production rates offset by increased material costs which were not fully offset by sales price increases and increased warranty accruals due to increased sales and increases in dealer inventories. Since early 2004, the Company has experienced significant cost increases in substantially all of the major components in the Company's products, including lumber and lumber-related products, gypsum products, raw steel and products built with steel and petroleum-based products and services, including delivery costs. Gross profit increased to $29,519 for fiscal 2005 from $22,627 for fiscal 2004. This increase in gross profit was due to the overall increase in net sales and the higher gross profit percentage.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 4.9% or $662 to $14,245 or 9.0% of net sales for fiscal 2005 versus $13,583 or 10.5% of net sales last year. This increase was primarily the result of incentive compensation programs tied to profitability and increases in the cost of being a stand alone public company, including the costs of complying with the Sarbanes Oxley Act. Included in selling general and administrative expenses for fiscal 2005 are benefits totaling $470 related to legal and lease reserves reversed upon better than originally anticipated resolution of certain contingencies.

Interest Income. Interest income represents income earned on unrestricted cash. The increase in interest income for fiscal 2005 versus fiscal 2004 is due to the increase in the Company's available cash.

Income Taxes. The effective income tax rate for both fiscal 2005 and fiscal 2004 approximated the Company's estimated combined statutory rate of 39%. Prior to the distribution on June 30, 2003, Cavco LLC was incorporated in the consolidated income tax returns of Centex. Therefore, income taxes were not provided for by Cavco LLC as Cavco LLC and Centex had agreed that all taxes or tax benefits from filing consolidated income tax returns would either be borne by or benefit Centex. Cavco LLC was a disregarded entity for income tax purposes and therefore on a stand-alone basis would not be subject to income taxes. As a result of the distribution described above, proforma tax amounts for fiscal 2004 which included a period prior to the date of the distribution have been presented on the face of the consolidated income statement as if the Company was a stand-alone taxable entity. Proforma income tax expense is calculated based on a combined statutory rate of 40%.

Discontinued Retail Operations. We initiated plans during fiscal 2003 to dispose of or close certain of our retail sales centers. As of March 31, 2005, we have a total of 11 Company-owned retail outlets, located primarily in Texas and Arizona. We disposed of 7 of our Company-owned retail outlets in fiscal 2005 and we expect to dispose of or close more than half of our remaining outlets during the next 12 months. Because we believe it is probable that the assets of the retail sales centers to be disposed of will be sold within one year, these assets are classified as held for sale and the operations of these retail sales centers are classified as discontinued operations. Income from discontinued retail operations for fiscal 2005 resulted from better than anticipated results from liquidating retail inventories at our closed retail locations. This income was partially offset by an accrual for the estimated remaining lease costs for one retail location closed during the year. The loss from discontinued retail operations for fiscal 2004 primarily represents accrued lease costs related to one of the retail locations we closed during the year. In fiscal 2005, the retail sales centers classified as discontinued operations generated sales of $14.1 million versus $20.9 million in fiscal 2004.

Fiscal 2004 Compared to Fiscal 2003

Net Sales. Total net sales increased 17.1% to $128,857 in fiscal 2004 from $110,037 in fiscal 2003.

Manufacturing net sales increased 15.2% to $123,036 in fiscal 2004 from $106,833 in fiscal 2003. This increase was primarily attributable to the trend toward larger homes with more amenities and a higher volume of homes sold. The increase in homes sold was the result of our efforts to expand our market share in Arizona and California through recruiting of new independent dealers and increased sales of specialty products in new and existing markets. Total homes sold during fiscal 2004 increased 8.0% to 3,646 wholesale shipments versus 3,375 in fiscal 2003 and the average wholesale sales price per home increased 6.6% to $33,745 versus $31,654 in fiscal 2003.

Retail net sales increased slightly to $15,362 in fiscal 2004 from $15,059 in fiscal 2003. This increase in sales was primarily due to one new retail sales center added during fiscal 2004.

Gross Profit. Gross profit as a percent of sales was 17.6% for both fiscal 2004 and fiscal 2003. Gross profit increased 16.9% to $22,627 in fiscal 2004 from $19,354 in fiscal 2003. While gross profit as a percent of sales benefited from the efficiencies of increased production, this positive impact was offset by increased material costs and increased labor costs due to building more complex and diverse products. The increase in gross profit was due to the overall increase in sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $13,583 or 10.5% of net sales for fiscal 2004 versus $12,200 or 11.1% of net sales for fiscal 2003, an increase of 11.3% or $1,383. This increase was primarily attributable to the incremental costs related to being a stand-alone public company. In addition, fiscal 2004 includes increased selling costs as we expanded our marketing efforts to identify additional distribution opportunities and a $300 charge for accrued lease costs related to vacated corporate office space.

Interest Expense. Interest income in fiscal 2004 represents income earned on unrestricted cash. In anticipation of the distribution noted above, all of our outstanding third party debt was repaid and the intercompany debt owed to Centex was contributed to capital prior to March 31, 2003. As a result, we did not incur any interest expense in fiscal 2004.

Income Taxes. The effective income tax rates for the period from July 1, 2003 to March 31, 2004 approximated our combined statutory rate of 40%. Prior to the distribution on June 30, 2003, we were incorporated in the consolidated Federal income tax return of Centex. Therefore, income taxes were not provided for by us as we had agreed with Centex that all taxes or tax benefits from filing a consolidated income tax return would either be borne by or benefit Centex. We were a disregarded entity for Federal income tax purposes and therefore, on a stand-alone basis would not be subject to Federal income taxes. As a result of the distribution described above, proforma tax amounts for all periods prior to the date of the distribution have been presented on the face of the statements of operations as if we were a stand-alone taxable entity. Proforma income tax expense (benefit) is calculated based on a combined statutory rate of 40%.

Discontinued Manufacturing Operations. In anticipation of the distribution, we distributed to Centex our ownership interest in our idled manufacturing facilities in New Mexico and Texas during fiscal 2003 and these operations are classified as discontinued. Because we no longer own or operate these facilities, there were no results of operations during fiscal 2004. The loss from discontinued manufacturing operations for fiscal 2003 includes an impairment charge of $2,215 to record the Texas manufacturing facility at its estimated fair value prior to its distribution to Centex and operating losses related to these plants of $1,189.

Discontinued Retail Operations. We initiated plans during fiscal 2003 to dispose of or close certain of our retail sales centers. As of March 31, 2004, we had a total of 18 Company-owned retail outlets, located primarily in Texas and Arizona. We disposed of 8 of our Company-owned retail outlets in fiscal 2004 and we expected to dispose of or close more than half of our remaining outlets during fiscal 2005. Because we believed it was probable that the assets of the retail sales centers to be disposed of would be sold within one year, these assets were classified as held for sale and the operations of these retail sales centers were classified as discontinued operations. The loss from discontinued retail operations for fiscal 2004 primarily represents accrued lease costs related to one of the retail locations we closed during the year. There were no operating losses for fiscal 2004 for the stores we have identified for sale or disposal as the costs related to the liquidation of inventory were in line with our expectations of net realizable values. In fiscal 2004, the retail sales centers classified as discontinued operations generated sales of $20.9 million versus $27.9 million in fiscal 2003. The loss from discontinued retail operations for fiscal 2003 includes an impairment charge of $2,691 to write down property, plant and equipment to its fair value and a charge of $2,200 to record retail inventories at their market value. The operating losses related to these sales centers were $3,060 for fiscal 2003.

Liquidity and Capital Resources

Prior to the distribution on June 30, 2003, we participated in Centex's central cash management program, wherein all of our cash receipts were remitted to Centex and all cash disbursements were funded by Centex. The net balance resulting from these transactions is included in our consolidated statement of cash flows as "Funding Provided by Centex." As a result of the distribution, we are now responsible for funding our own operating needs and are no longer able to depend on Centex.

We have established a $15 million revolving line of credit facility ("RLC") with Bank One, NA. As of March 31, 2005, $820 of the line amount is reserved for an outstanding letter of credit issued for the Company's workers' compensation program. The Company has not made any draws under the RLC. The outstanding principal amount of borrowings under the RLC bears interest at the Company's election at either the prime rate or the London Interbank Offered Rate plus 1.75%. The RLC contains certain restrictive and financial covenants, which, among other things, limit the Company's ability to pledge assets and incur additional indebtedness, and requires the Company to maintain certain defined leverage and fixed charge coverage ratios.

We believe that cash on hand at March 31, 2005 together with cash flow from operations will be sufficient to fund our operations for at least the next twelve months. In addition, as described above, we have entered into a $15 million credit facility with Bank One that can be used to supplement these sources of liquidity. However, depending on our operating results and strategic opportunities, we may need to seek additional or alternative sources of financing. There can be no assurance that such financing would be available on satisfactory terms, if at all. If this financing were not available, it could be necessary for us to reevaluate our long-term operating plans to make more efficient use of our existing capital resources. The exact nature of any changes to our plans that would be considered depends on various factors, such as conditions in the manufactured housing industry and general economic conditions outside of our control.

Projected cash to be provided by operations in the coming year is largely dependent on sales volume. Our manufactured homes are sold mainly through independent dealers who generally rely on third-party lenders to provide floor plan financing for homes purchased. In addition, third-party lenders generally provide consumer financing for manufactured home purchases. Our sales depend in large part on the availability and cost of financing for manufactured home purchasers and dealers as well as our own retail locations. The availability and cost of such financing is further dependent on the number of financial institutions participating in the industry, the departure of financial institutions from the industry, the financial institutions' lending practices, and the strength of the credit markets generally, governmental policies and other conditions, all of which are beyond our control. During 2002, Conseco Finance Corp., formerly the industry's largest floor plan lender, exited the market. Also in 2002, Deutsche Financial Services exited the manufactured housing floor plan lending business. The exit of these lenders has had an adverse effect on the manufactured housing industry and may impact the ability of our retailers to obtain financing for home purchases. In addition, states may classify manufactured homes for both legal and tax purposes as personal property rather than real estate. As a result, financing for the purchase of manufactured homes is characterized by shorter loan maturities and higher interest rates, and in certain periods such financing is more difficult to obtain than conventional home mortgages. Unfavorable changes in these factors and the current adverse trend in the availability and terms of financing in the industry may have a material adverse effect on our results of operations and financial condition.

Operating activities provided $16,257 of cash during fiscal 2005 compared to providing $18,773 of cash during fiscal 2004. Cash generated by operating activities in both fiscal 2005 and fiscal 2004 was primarily derived from operating income before non-cash charges and an increase in accounts payable and accrued expenses resulting from the timing of payments owed to vendors and various service providers. In addition, fiscal 2004 benefited from the liquidation of retail inventories at discontinued locations.

Investing activities required the use of $575 of cash during fiscal 2005 compared to the use of $222 of cash during fiscal 2004 for normal recurring capital expenditures.

Financing activities provided $12,224 in cash in fiscal 2004 as a result of the final funding by Centex in connection with the distribution.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at March 31, 2005, consisting of future payments under non-cancelable operating lease agreements. For additional information related to these obligations, see Note 7 to the consolidated financial statements. This table excludes long-term obligations for which there is no definite commitment period.

	Payments Due by Period (In thousands)				
	Total	Less than 1 year	1 - 3 Years	4 - 5 Years	After 5 Years
Commitments for future payments under noncancelable operating lease commitments	$ 3,486	$ 1,309	$ 1,691	$ 486	$ -

The following table summarizes our contingent commitments at March 31, 2005, consisting of contingent repurchase obligations. For additional information related to these contingent obligations, see Note 7 to the consolidated financial statements and "Critical Accounting Policies" below.

	Contingent Payments Due by Period				
	Total	Less than 1 year	1 - 3 Years	4 - 5 Years	After 5 Years
			(In thousands)		
Repurchase obligations (1)	$ 25,270	$ 7,654	$ 17,616	$ -	$ -

(1) For a complete description of the contingent repurchase obligation, see "Critical Accounting Policies - Reserve for Repurchase Commitments" below. Although the commitments outstanding at March 31, 2005 have a finite life, these commitments are continually replaced as we continue to sell manufactured homes to dealers under repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to dealers.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Warranties. We provide the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. We record a liability for estimated future warranty costs relating to homes sold, based upon our assessment of historical experience factors and industry trends. Factors we use in the estimation of the warranty liability include historical sales amounts, warranty costs related to homes sold and the timing in which work orders are completed. We have a reserve for estimated warranties of $5.6 million and $4.6 million at March 31, 2005 and 2004, respectively. Although we maintain reserves for such claims, based on our assessments as described above, which to date have been adequate, there can be no assurance that warranty expense levels will remain at current levels or that such reserves will continue to be adequate. A large number of warranty claims exceeding our current warranty expense levels could have a material adverse effect on our results of operations.

Reserve for Repurchase Commitments. Manufactured housing companies customarily enter into repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to dealers. A significant portion of our sales are made to dealers located primarily in the southwestern United States pursuant to repurchase agreements with lending institutions. These agreements generally provide that we will repurchase our new products from the lending institutions in the event such product is repossessed upon a dealer's default. The risk of loss under repurchase agreements is lessened by certain factors, including the following:

- sales of our manufactured homes are spread over a relatively large number of independent dealers;
- the price that we are obligated to pay under such repurchase agreements declines based on predetermined amounts over the period of the agreement (generally 18 months); and
- we have historically been able to resell homes repurchased from lenders.

We review the aging of retail dealers' inventory to estimate the amount of inventory subject to repurchase obligation. Additionally, we review repurchase notifications received from floor plan sources and review our dealer inventory for expected repurchase notifications based on various communications from the lenders and the dealers as well as for dealers who, we believe, are experiencing financial difficulty. We apply a historical loss factor to the inventory estimated to be repurchased and consider individual dealers financial condition. The maximum amount for which we are contingently liable under such agreements approximated $25.3 million at March 31, 2005. Since mid-1999, the manufactured housing industry has been affected by three major challenges — retail financing availability, repossessions and retail inventory levels. The rapid growth in the number of retailers prior to the deterioration of retail financing has resulted in an imbalance between retail inventory levels and consumer demand. If retail financing were to significantly weaken further, the inventory imbalance could result in even greater price competition, gross margin deterioration and have an overall material adverse effect on our operating results. Although our practice of manufacturing only to order coupled with closely monitoring retail stocking levels has enabled us to continue to tightly manage inventories, we are unable to predict the impact on our results of operations and financial condition if industry conditions were to further deteriorate. As of March 31, 2005 and 2004, we have a reserve for repurchase commitments of $1.8 million and $2.0 million, respectively.

Impairment of Long-Lived Assets. Since the latter part of 1999, we and the manufactured housing industry have experienced a downturn in business as discussed above. Due to deteriorating market conditions, during this time, we idled our New Mexico and Texas manufactured housing facilities and implemented plans to dispose of or close certain of our under-performing retail locations. We evaluate the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are based primarily on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

Goodwill. We test goodwill annually for impairment by reporting unit and record an impairment charge if the implied fair value of a reporting unit, including goodwill, is less than its carrying value. We generally utilize either quoted market values or a discounted cash flow methodology to test for impairment of goodwill. The results of discounted cash flow methodology depend upon a number of estimates and assumptions relating to cash flows, discount rates and other matters. Accordingly, such testing is subject to certain uncertainties, which could cause the fair value of goodwill to fluctuate from period to period.

As of March 31, 2005, all of our goodwill is attributable to our manufacturing reporting unit. We performed our annual goodwill impairment analysis as of March 31, 2005. This analysis used the market value of our outstanding common stock which is primarily supported by our manufacturing operations and resulted in the conclusion that the goodwill was not impaired. The current year analysis further validated the analysis used at March 31, 2003 that used a discounted cash flow methodology with respect to the anticipated future cash flows of the manufacturing operations.

In the event that we are not able to achieve expected cash flow levels, or other factors indicate that goodwill is impaired, we may need to write off all or part of our goodwill, which would adversely effect our operating results and net worth. See "Business - Risk Factors."

Other Matters

Related Party Transactions. During fiscal 2005, 2004, and 2003, we purchased raw materials of approximately $3.6 million, $3.5 million, and $3.0 million, respectively, from affiliates of Centex. These purchases have been at prices and on terms comparable to those that would be available in arm's-length transactions. We expect to continue to purchase these materials on arm's-length terms from these affiliates of Centex in the future. However, these materials are also readily available from other suppliers at market rates, and we are under no obligation to purchase these materials from current or former affiliates of Centex. During fiscal 2003, we sold homes for approximately $2.0 million to an affiliate of Centex.

Impact of Inflation. We believe that the relatively moderate rate of general inflation over the past several years has not had a significant impact on our sales or profitability, but can give no assurance that this trend will continue in the future. We generally have been able to increase our selling prices to offset increased costs. However, sudden increases in specific costs, such as the increases in material costs we have recently experienced since early 2004, as well as price competition, can affect our ability to increase our selling prices and adversely impact our results of operations. Therefore, we can give no assurance that inflation or the impact of rising material costs will not have a significant impact on our sales or results of operations in the future.

Impact of Accounting Statements. During December 2004, the Financial Accounting Standards Board issued Statement No. 123R, *Share-Based Payment* ("SFAS 123R"), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Share-based payments include stock options which the Company grants to some of its employees and directors under its stock incentive plan at prices equal to the market value of the stock on the dates the options were granted. SFAS 123R is effective for annual periods beginning after June 15, 2005. The Company plans to adopt SFAS 123R effective April 1, 2006.

Because the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method, it has recognized no compensation cost for stock options granted. Accordingly, the adoption of SFAS 123R's fair value method will impact our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K are forward-looking statements. In general, all statements contained in this Annual Report that are not historical in nature are forward-looking, and the words "anticipate," "believe," "expect," "project," "intend," "estimate" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are included, for example, in discussions regarding:

- the manufactured housing industry;
- our financial performance and operating results;
- our operational and legal risks;
- how we may be affected by governmental regulations and legal proceedings;
- the expected effect of certain risks and uncertainties on our business, financial condition and results of operations;
- the distribution of our shares of common stock by Centex; and
- our relationship with Centex after the distribution.

All forward-looking statements are subject to risks and uncertainties, many of which are beyond our control. As a result, our actual results or performance may differ materially from anticipated results or performance. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences to occur include, but are not limited to, those discussed under the heading "Risk Factors" and elsewhere in this Annual Report. We expressly disclaim any obligation to update any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise. For all of these reasons, you are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market prices and interest rates. We may from time to time be exposed to interest rate risk inherent in our financial instruments, but are not currently subject to foreign currency or commodity price risk. We manage our exposure to these market risks through our regular operating and financing activities. We are not currently party to any market risk sensitive instruments that could be reasonably expected to have a material effect on our financial condition or results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements, the reports thereon, the notes thereto, and the supplementary data commencing on page F-1 of this report, which consolidated financial statements, reports, notes and data are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures - The Company's President/Chief Executive Officer and its Chief Financial Officer have reviewed the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 (c) and 15d-14 (c)), within 90 days of the filing of this report, and have determined such disclosure controls and procedures to be effective in alerting them to material information relating to the Company that may be required to be included in the Company's periodic filings.

Changes in Internal Controls - Since the date of the review, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls.

Management's Assessment on Internal Controls Over Financial Reporting – The Company's management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria in Internal Control - Integrated Framework, the Company's management concluded that the Company's internal control over financial reporting was effective as of March 31, 2005. For Management's Report On Internal Control Over Financial Reporting refer to page F-2 of this report.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

For a description of the directors of the Company and other information called for by this Item 10, see "Election of Directors and Related Matters," and "General-Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on June 21, 2005, which are incorporated herein by reference. Also see the information relating to executive officers of the Company that follows Item 4 of Part I of Part A of this Report which is incorporated in this Item 10 by reference.

For the Company's Code of Ethics, refer to the Company's website at cavco.com.

ITEM 11. EXECUTIVE COMPENSATION

For a description of the Company's executive compensation, see "Election of Directors,", "Executive Compensation" (other than the "Report of Compensation Committee on Executive Compensation" and the "Performance Graph"), and "Certain Transactions" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on June 21, 2005, which are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

For a description of the security ownership of management and certain beneficial owners, see "Stock Ownership" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on June 21, 2005, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For a description of certain relationships and related transactions of the Company, see "Executive Compensation-Compensation Committee Interlocks and Insider Participation," and "Certain Transactions" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on June 21, 2005, which are incorporated herein by reference.

ITEM 14 . PRINCIPAL ACCOUNTANT FEES AND SERVICES

For a description of principal accounting fees and services, see "Ratification of Appointment of Independent Auditors – Audit Fees" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on June 21, 2005, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Financial Statements and Financial Statement Schedules

Financial Statements are listed in the Index to Financial Statements on page F-1 of this report.

All schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

(b) Reports on Form 8-K

The Company filed a Current Report on Form 8-K on January 6, 2005, with respect to a press release announcing that its Board of Directors had authorized a 2-for-1 split of Cavco Industries, Inc. common stock in the form of a 100% stock dividend to be payable on January 31, 2005 for stockholders of record as of January 18, 2005.

The Company filed a Current Report on Form 8-K on January 20, 2005, with respect to a press release announcing its fiscal third quarter net earnings for the quarter ended December 31, 2004.

(c) Exhibits

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference
3.1	Restated Certificate of Incorporation of Cavco Industries, Inc. ("Cavco")	Exhibit 3.1 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
3.2	Amended and Restated Bylaws of Cavco	Exhibit 3.2 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.1	Stock Incentive Plan of Cavco*	Exhibit 10.6 to the Registration Statement on Form 10/A (File No. 000-08822) filed by Cavco on April 23, 2003, as amended by Form 10/A dated May 21, 2003, Form 10/A dated May 30, 2003, Form 10/A dated June 17, 2003, and Form 10/A dated June 20, 2003
10.1a	Form of stock option agreement for Stock Incentive Plan*	Filed herewith
10.2	Employment Agreement, dated June 30, 2003, between Joseph H. Stegmayer and Cavco*	Exhibit 10.2 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.3	Employment Agreement, dated June 30, 2003, between Sean K. Nolen and Cavco*	Exhibit 10.3 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.4	Restricted Stock Award Agreement, dated June 30, 2003, between Joseph H. Stegmayer and Cavco*	Exhibit 10.4 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004

10.5	Credit Agreement dated September 17, 2003 between Bank One NA and Cavco	Exhibit 10.1 of the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003
10.6	Amendment to Credit Agreement dated as of December 16, 2003 between Bank One NA and Cavco	Exhibit 10.6 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.6a	Amendment to Credit Agreement dated November 10, 2004	Filed herewith
10.7	Agreement to Assign Trademark Rights and Limited Consent to Use Centex Trademarks, dated June 30, 2003, between Centex Corporation ("Centex") and Cavco	Exhibit 10.7 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.8	Administrative Services Agreement, dated June 30, 2003, between Centex Service Company and Cavco	Exhibit 10.8 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.9	Distribution Agreement, dated May 30, 2003, among Centex, Cavco Industries, LLC, and Cavco	Exhibit 10.9 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.10	Tax Sharing Agreement, dated June 30, 2003, among Centex, Centex's Affiliates, and Cavco	Exhibit 10.10 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
21	List of Subsidiaries of Cavco	Filed herewith
23	Consent of Ernst & Young, Independent Registered Public Accounting Firm	Filed herewith
31.1	Certification of CEO – Rule 13a-14/15d-14	Filed herewith
31.2	Certification of CFO – Rule 13a-14/15d-14	Filed herewith
32.1	Certification of CEO – Section 906	Filed herewith **
32.2	Certification of CFO – Section 906	Filed herewith **

* Management contract or compensatory plan or arrangement

** These certifications are not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. These certifications are not to be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless Cavco specifically incorporates them by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cavco Industries, Inc.
Registrant

Date: May 20, 2005

/s/ Joseph H. Stegmayer
Joseph H. Stegmayer – Chairman,
President and
Chief Executive Officer
(Principal Executive Officer)

Date: May 20, 2005

/s/ Sean K. Nolen
Vice President, Chief Financial
Officer, Treasurer and Secretary
(Principal Financial and
Accounting Officer)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date
/s/ Joseph H. Stegmayer	Chairman of the Board, Director and Principal Executive Officer	May 20, 2005
/s/ Steven G. Bunger	Director	May 20, 2005
/s/ Jacqueline Dout	Director	May 20, 2005
/s/ Jack Hanna	Director	May 20, 2005
/s/ Michael Thomas	Director	May 20, 2005

(This page intentionally left blank)

CAVCO INDUSTRIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Cavco Industries, Inc.,

The management of Cavco Industries, Inc., is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, our controls and procedures may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the controls system are met. Because of the inherent limitations in all controls systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Under the supervision and with the participation of management, we assessed the effectiveness of our internal control over financial reporting based on the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria in Internal Control - Integrated Framework, we concluded that our internal control over financial reporting was effective as of March 31, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Date: May 16, 2005

/s/ Joseph H. Stegmayer
Joseph H. Stegmayer
President and Chief Executive Officer
Cavco Industries, Inc.

Date: May 16, 2005

/s/ Sean K. Nolen
Sean K. Nolen
Chief Financial Officer
Cavco Industries, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Cavco Industries, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Cavco Industries, Inc. maintained effective internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cavco Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cavco Industries, Inc. maintained effective internal control over financial reporting as of March 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cavco Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2005 of Cavco Industries, Inc. and subsidiary, and our report dated May 16, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Phoenix, Arizona
May 16, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Cavco Industries, Inc.

We have audited the accompanying consolidated balance sheets of Cavco Industries, Inc. and subsidiary as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cavco Industries, Inc. and subsidiary at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cavco Industries, Inc.'s internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 16, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Phoenix, Arizona
May 16, 2005

CAVCO INDUSTRIES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	March 31, 2005	March 31, 2004
ASSETS		
Current assets		
Cash	$ 46,457	$ 30,775
Restricted cash	1,028	827
Accounts receivable	7,545	6,479
Inventories	9,703	7,995
Prepaid expenses and other current assets	1,202	1,701
Deferred income taxes	3,610	3,570
Retail assets held for sale	1,114	2,941
Total current assets	70,659	54,288
Property, plant and equipment, at cost:		
Land	2,330	2,330
Buildings and improvements	5,045	5,043
Machinery and equipment	6,446	6,216
	13,821	13,589
Accumulated depreciation	(6,349)	(5,369)
	7,472	8,220
Goodwill	67,346	67,346
Total assets	$ 145,477	$ 129,854
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 5,978	$ 6,105
Accrued liabilities	22,099	18,986
Total current liabilities	28,077	25,091
Deferred income taxes	9,090	6,830
Commitments and contingencies		
Stockholders' equity		
Preferred Stock, $.01 par value, 1,000,000 shares authorized; No shares issued or outstanding	-	-
Common Stock, $.01 par value; 10,000,000 shares authorized; Outstanding 6,288,730 shares in 2005 and 2004	63	63
Additional paid-in capital	119,998	119,998
Unamortized value of restricted stock	(313)	(563)
Accumulated deficit	(11,438)	(21,565)
Total stockholders' equity	108,310	97,933
Total liabilities and stockholders' equity	$ 145,477	$ 129,854

All applicable shares and per share amounts reflect the retroactive application of the 2-for-1 stock split paid January 31, 2005.
See accompanying notes.

CAVCO INDUSTRIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	Year Ended March 31, 2005	2004	2003
Net sales	$ 157,435	$ 128,857	$ 110,037
Cost of sales	127,916	106,230	90,683
Gross profit	29,519	22,627	19,354
Selling, general and administrative expenses	14,245	13,583	12,200
Income from operations	15,274	9,044	7,154
Interest income (expense)	532	233	(344)
Income from continuing operations before income taxes	15,806	9,277	6,810
Income tax expense	(6,229)	(3,054)	-
Income from continuing operations	9,577	6,223	6,810
Discontinued operations:			
Loss from discontinued manufacturing operations	-	-	(3,404)
Income (loss) from discontinued retail operations less income taxes of $350 in 2005	550	(73)	(7,951)
Net income (loss)	$ 10,127	$ 6,150	$ (4,545)
Net income per share (basic):			
Continuing operations	$ 1.52	$ 0.99	
Discontinued retail operations	0.09	(0.01)	
Net income	$ 1.61	$ 0.98	
Net income per share (diluted):			
Continuing operations	$ 1.46	$ 0.98	
Discontinued retail operations	0.08	(0.01)	
Net income	$ 1.54	$ 0.97	
Weighted average shares outstanding:			
Basic	6,288,730	6,261,182	
Diluted	6,557,819	6,311,812	
Proforma financial information:			
Income from continuing operations before income taxes		$ 9,277	$ 6,810
Proforma income tax expense		(3,711)	(2,724)
Proforma income from continuing operations		5,566	4,086
Proforma loss from discontinued operations, net of proforma taxes		(44)	(6,813)
Proforma net income (loss)		$ 5,522	$ (2,727)
Proforma net income (loss) per share (basic):			
Continuing operations		$ 0.89	$ 0.66
Discontinued operations		(0.01)	(1.10)
Net income (loss)		$ 0.88	$ (0.44)
Proforma net income (loss) per share (diluted):			
Continuing operations		$ 0.88	$ 0.66
Discontinued operations		(0.01)	(1.10)
Net income (loss)		$ 0.87	$ (0.44)
Proforma weighted average shares outstanding:			
Basic		6,261,182	6,178,538
Diluted		6,311,812	6,178,538

All applicable shares and per share amounts reflect the retroactive application of the 2-for-1 stock split paid January 31, 2005.

See accompanying notes.

CAVCO INDUSTRIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock		Additional paid-in	Unamortized value of	Accumulated	
	Shares	Amount	capital	restricted stock	deficit	Total
Balance, April 1, 2002	6,178,538	$ 63	$ 74,258	$ -	$ (17,348)	$ 56,973
Distribution to Centex					(5,822)	(5,822)
Contribution from Centex			45,740			45,740
Net loss					(4,545)	(4,545)
Balance, March 31, 2003	6,178,538	63	119,998	-	(27,715)	92,346
Assumption of net deferred tax liability from Centex			(1,000)			(1,000)
Issuance of restricted stock	110,192		1,000	(1,000)		-
Amortization of restricted stock				437		437
Net income					6,150	6,150
Balance, March 31, 2004	6,288,730	63	119,998	(563)	(21,565)	97,933
Amortization of restricted stock				250		250
Net income					10,127	10,127
Balance, March 31, 2005	6,288,730	$ 63	$ 119,998	$ (313)	$ (11,438)	$ 108,310

All applicable shares and per share amounts reflect the retroactive application of the 2-for-1 stock split paid January 31, 2005.
See accompanying notes.

CAVCO INDUSTRIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended March 31,		
	2005	2004	2003
OPERATING ACTIVITIES			
Net income (loss)	$ 10,127	$ 6,150	$ (4,545)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation - continuing operations	1,053	1,163	1,167
Depreciation - discontinued operations	-	-	787
Amortization of restricted stock	250	437	-
Deferred income taxes provision	2,220	2,260	-
Impairment and other related charges-continuing operations	270	-	-
Impairment and other related charges-discontinued operations	-	-	7,106
Changes in operating assets and liabilities:			
Restricted cash	(201)	1,448	(1,127)
Accounts receivable	(1,066)	(1,215)	(1,430)
Inventories	119	3,766	5,690
Prepaid expenses and other current assets	499	(1,061)	39
Accounts payable and accrued liabilities	2,986	5,825	(4,730)
Net cash provided by operating activities	16,257	18,773	2,957
INVESTING ACTIVITIES			
Continuing operations:			
Purchases of property, plant and equipment	(575)	(222)	(373)
Discontinued operations:			
Purchases of property, plant and equipment	-	-	(225)
Proceeds from disposition of assets	-	-	246
Net cash used in investing activities	(575)	(222)	(352)
FINANCING ACTIVITIES			
Funding provided by Centex	-	12,224	(3,575)
Principal payments on long-term debt	-	-	970
Net cash provided by (used in) financing activities	-	12,224	(2,605)
Net increase in cash	15,682	30,775	-
Cash at beginning of year	30,775	-	-
Cash at end of year	$ 46,457	$ 30,775	$ -
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ -	$ -	$ 837
Cash paid during the year for income taxes	$ 3,921	$ 1,600	
Supplemental schedule of non-cash financing and investing activities:			
Issuance of restricted stock		$ 1,000	
Assumption of net deferred tax liability		$ 1,000	
Property, plant and equipment distributed to Centex			$ 5,822
Capital contribution provided by Centex			$ 33,516

See accompanying notes.

(Dollars in thousands)

1. Summary of Significant Accounting Policies

Principles of Consolidation — These consolidated financial statements include the accounts of Cavco Industries, Inc., ("Cavco Inc.") and its wholly-owned subsidiary, CRG Holdings, LLC, (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation. See Note 11 for information related to the Company's business segments.

Nature of Operations — Headquartered in Phoenix, Arizona, the Company's manufacturing segment designs and produces manufactured homes which are sold to a network of retailers located primarily in the Southwestern United States. The Company's retail segment operates retail sales locations which offer the Company's homes and homes of other manufacturers to retail customers. Prior to June 30, 2003, the Company was an indirect wholly-owned subsidiary of Centex Corporation ("Centex") (Note 2).

Accounting Estimates — Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from the estimates and assumptions used by management in preparation of the financial statements.

Fair Value of Financial Instruments — The carrying value of the Company's accounts receivable, accounts payable and accrued liabilities approximates fair value because of the short-term nature of these instruments.

Revenue Recognition — Revenue from homes sold to independent retailers are recognized when the home is shipped, which is when the title passes to the independent retailer. Homes sold to independent retailers are generally paid for prior to shipment or financed by the independent retailer through standard industry arrangements which include repurchase agreements (see Note 7). Manufacturing sales are reduced by a provision for estimated repurchase obligations based upon past experience and market conditions. Retail sales for Company locations are recognized when funding is reasonably assured, the customer has entered into a legally binding sales contract, title has transferred and the home is accepted by the customer, delivered and permanently located at the customer's site.

Restricted Cash — Restricted cash represents deposits received from customers required to be held in trust accounts which the Company can not access for general operating purposes until the sale of the home to the customer is completed.

Accounts Receivable — The Company extends credit in the normal course of business under normal trade terms and our accounts receivable are subject to normal industry risk. The Company provides for reserves against accounts receivable for estimated losses that may result from customers' inability to pay. Uncollectible accounts receivable have historically been insignificant and therefore the Company has no reserve for credit losses at March 31, 2005 and 2004.

Inventories — Raw materials inventories are valued at the lower of cost (first-in, first-out method which approximates actual cost) or market. Finished goods are valued at the lower of cost or market, using the specific identification method.

Property, Plant and Equipment — Property, plant and equipment are carried at cost. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Estimated useful lives for significant classes of assets are as follows: Buildings and Improvements 10 to 30 years, and Machinery and Equipment 7 to 25 years. Repairs and maintenance are expensed as incurred.

Asset Impairment — The Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are primarily based on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose. See Note 12 for impairment charges recorded by the Company.

Goodwill — Goodwill is the excess of cost over fair value of net assets of businesses acquired. The Company accounts for goodwill using the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangibles" and accordingly, goodwill is no longer amortized.

The Company tests goodwill annually for impairment by reporting unit and records an impairment charge if the implied fair value of a reporting unit, including goodwill, is less than its carrying value. As of March 31, 2005 and 2004, all of the Company's goodwill is attributable to its manufacturing reporting unit. The Company performed its annual goodwill impairment analysis as of March 31, 2005. This analysis used the market value of the Company's outstanding common stock which is primarily supported by the Company's manufacturing operations and resulted in the conclusion that the goodwill was not impaired.

Warranties — Homes are warranted against manufacturing defects for a period of one year commencing at the time of sale to the retail customer. Estimated costs relating to home warranties are provided at the date of sale.

Insurance — The Company's workmen's compensation insurance coverages have been provided under an insurance policy whereby the Company is responsible for individual claims up to $500. Incurred claims identified under the third party administrator's incident reporting system and incurred but not reported claims are accrued based on estimates provided by the plan's administrator as well as the Company's prior experience. The Company's product liability and general liability insurance coverages have been provided under insurance policies which provide for deductibles of $1,000. Incurred claims identified under the Company's incident reporting system and incurred but not reported claims are accrued based on estimates that incorporate the Company's past experience, as well as other considerations, such as the nature of each claim or incident. Total insurance expense for workmen's compensation insurance and liability insurance coverages were $1,526, $1,044 and $1,163 for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

Advertising — Advertising costs are expensed as incurred and were $337, $574 and $830 for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

Freight — Substantially all freight costs are reimbursed by the Company's customers. Sales and cost of sales include freight income and expense of $5,204, $4,910 and $4,210 for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

Income Taxes — Prior to the spin-off from Centex (Note 2), the Company was incorporated in the consolidated Federal income tax returns of Centex. Therefore, income taxes are not provided for in these financial statements for periods prior to June 30, 2003 as the Company and Centex agreed that all taxes or tax benefits from filing a consolidated income tax return would either be borne by or benefit Centex. Pro forma income tax expense (benefit) for the fiscal year ended March 31, 2003 and for the first quarter of the fiscal year ended March 31, 2004 has been calculated based on a 40% effective tax rate and presented on the face of the statement of operations as if the Company had been a stand-alone taxable entity for those periods.

Net Income Per Share – The Company reports two separate net income per share numbers, basic and diluted. Both are computed by dividing net income by the weighted average shares outstanding (basic) or weighted average shares outstanding assuming dilution (diluted). Diluted earnings per share calculations include dilutive stock options of 269,089 and 50,630 for fiscal 2005 and fiscal 2004, respectively. Proforma net income (loss) per share is calculated using the number of shares of our common stock which were distributed to the stockholders of Centex (Note 2).

Stock Dividend - On January 6, 2005, Cavco Inc. announced that its Board of Directors had authorized a 2-for-1 split of its common stock in the form of a 100% stock dividend. The dividend was paid on January 31, 2005 to stockholders of record as of January 18, 2005. All information presented in these financial statements has been presented as if this stock split had been completed as of the beginning of the applicable period.

Accounting For Stock Based Compensation - The Company accounts for its stock-based compensation programs under APB No. 25, *Accounting for Stock Issued to Employees* and related interpretations ("APB 25"), under which no compensation expense has been recognized, as all options have been granted with an exercise price equal to the fair value of the common stock on the date of grant. The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock Based Compensation-Transition and Disclosure* ("SFAS 123"). For the disclosure requirements of SFAS No. 123, the fair value of each option grant as of the date of the grant was estimated using the Black-Scholes option pricing method. The assumptions used in the Black-Scholes model were as follows:

	Stock Options Granted in Fiscal Year	
	2005	2004
Volatility	28.9%	24.7%
Risk-free interest rate	3.7%	2.1%
Dividend Yield	0.0%	0.0%
Expected option life in years	5	5

Options granted generally vest over a three-year period with 25% becoming vested on the grant date and the remainder becoming vested in cumulative 25% increments on each of the first three anniversaries of the grant date. Had compensation cost been determined as prescribed by SFAS No. 123, utilizing the assumptions detailed above and amortizing the resulting fair value of the stock options granted over the respective vesting period of the options, net income and earnings per share would have been reduced to the proforma amounts for the years ended March 31, 2005 and 2004 as follows. For the year ended March 31, 2004, net income presented in the following table includes the proforma income tax provision discussed above.

	March 31, 2005	March 31, 2004
Net income, as reported	$ 10,127	$ 5,522
Less: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax benefits of $297 and $225, respectively	(445)	(338)
Proforma net income	$ 9,682	$ 5,184
Basic net income per share:		
As reported	$ 1.61	$ 0.88
Pro forma	$ 1.54	$ 0.83
Diluted net income per share:		
As reported	$ 1.54	$ 0.87
Pro forma	$ 1.48	$ 0.82

Recent Accounting Pronouncements — During December 2004, the Financial Accounting Standards Board issued Statement No. 123R, *Share-Based Payment* ("SFAS 123R"), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Share-based payments include stock options which the Company grants to some of its employees and directors under its stock incentive plan at prices equal to the market value of the stock on the dates the options were granted. SFAS 123R is effective for annual periods beginning after June 15, 2005. The Company plans to adopt SFAS 123R effective April 1, 2006.

Because the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method, it has recognized no compensation cost for stock options granted. Accordingly, the adoption of SFAS 123R's fair value method will impact our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and net income per share above.

2. Spin-Off from Centex Corporation

Effective June 30, 2003, Cavco Industries, LLC ("Cavco LLC") was merged into Cavco Inc. and 100% of the outstanding shares of common stock of Cavco Inc. were distributed to the stockholders of Centex, Cavco Inc.'s parent company (the "Distribution"). Upon this Distribution, Cavco Inc. became a separate public company. The stockholders' equity section of the balance sheet and the statement of stockholders' equity have been presented assuming the merger of Cavco LLC into Cavco Inc. had occurred on March 31, 2003 and 6,178,538 shares of common stock of Cavco Inc. were issued and outstanding.

In connection with the Distribution, Cavco Inc. entered into a three-year administrative services agreement with Centex Service Company ("CSC"), a subsidiary of Centex, pursuant to which CSC will provide Cavco Inc. with certain legal, public/investor relations, accounting and benefit services after the Distribution. In exchange for these services, Cavco Inc. will pay CSC a fee of $75 per year.

In connection with the Distribution, Cavco Inc. entered into a tax sharing agreement with Centex in order to allocate the responsibilities for certain tax matters. Pursuant to the agreements, Cavco Inc. will not liquidate, merge or consolidate with any other entity within two years of the Distribution, dispose of a substantial portion of its assets within two years of the Distribution, or take any other action which would cause the Distribution to fail to qualify as a tax-free transaction. In addition, Cavco Inc. also agreed, in certain circumstances, to indemnify Centex against any tax liability that is incurred as a result of a failure to qualify as a tax-free transaction.

3. Inventories

Inventories consist of the following:

	March 31,	
	2005	2004
Raw materials	$ 3,811	$ 3,004
Work in process	2,546	1,981
Finished goods	3,346	3,010
	$ 9,703	$ 7,995

4. Revolving Line of Credit

The Company has established a $15 million revolving line of credit facility ("RLC") with Bank One, NA which expires on July 31, 2006. As of March 31, 2005, $820 of the line amount is reserved for an outstanding letter of credit issued for the Company's workers' compensation program. The Company has not made any draws under the RLC. The outstanding principal amount of borrowings under the RLC bears interest at the Company's election at either the prime rate or the London Interbank Offered Rate plus 1.75%. The RLC contains certain restrictive and financial covenants, which, among other things, limit the Company's ability to pledge assets and incur additional indebtedness, and requires the Company to maintain certain defined leverage and fixed charge coverage ratios.

5. Accrued Liabilities

Accrued liabilities consist of the following:

	March 31,	
	2005	2004
Estimated warranties	$ 5,576	$ 4,596
Customer deposits	3,642	2,675
Salaries, wages and benefits	3,527	3,240
Accrued expenses on homes sold	3,398	2,536
Reserve for repurchase commitments	1,800	2,000
Accrued insurance	1,510	1,538
Other	2,646	2,401
	$ 22,099	$ 18,986

6. Employee Benefit Plans

The Company has a self-funded group medical plan which is administered by third party administrators. The medical plan has reinsurance coverage limiting liability for any individual employee loss to a maximum of $200. Incurred claims identified under the third party administrator's incident reporting system and incurred but not reported claims are accrued based on estimates that incorporate the Company's past experience, as well as other considerations such as the nature of each claim or incident, relevant trend factors and advice from consulting actuaries when necessary. Medical claims expense was $1,905, $2,301 and $2,262 for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

The Company sponsors an employee savings plan (the "401k Plan") that is intended to provide participating employees with additional income upon retirement. Employees may contribute up to 100% of their eligible compensation up to federal limits to the 401k Plan. The Company matches 50% of the first 5% contributed by employees. Employees are immediately eligible to participate and employer matching contributions are vested progressively over a four year period. Contribution expense was $253, $133 and $133 in fiscal years 2005, 2004 and 2003, respectively.

7. Commitments and Contingencies

The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for independent retailers of its products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default by the retailer. The risk of loss under these agreements is spread over numerous retailers. The price the Company is obligated to pay generally declines over the period of the agreement and is further reduced by the resale value of repurchased homes. The maximum amount for which the Company was contingently liable under such agreements approximated $25,300 at March 31, 2005. The Company had a reserve for repurchase commitments of $1,800 and $2,000 at March 31, 2005 and 2004, respectively, based on prior experience and existing market conditions. In connection with the repurchase agreement with one financial institution, the Company has provided a guaranty in the amount of $300 to guaranty payment should one of the Company's larger independent dealers default on certain of its obligations in the event of a repurchase by the lender. The potential liability related to this guaranty is included in the Company's reserve for repurchase commitments.

The Company leases certain equipment and facilities under noncancelable operating leases with various renewal options. Rent expense was $2,010, $2,345 and $2,434 for fiscal years 2005, 2004 and 2003, respectively. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at March 31, 2005, are as follows (in thousands):

Fiscal Year		
2006	$	1,309
2007		972
2008		719
2009		336
2010 and thereafter		150
	$	3,486

The Company is engaged in various legal proceedings that are incidental to and arise in the course of its business. Certain of the cases filed against the Company and other companies engaged in businesses similar to the Company allege, among other things, breach of contract and warranty, product liability and personal injury. These kinds of suits are typical of suits that have been filed in recent years, and they sometimes seek certification as class actions, the imposition of large amounts of compensatory and punitive damages and trials by jury. Legal fees associated with these lawsuits are expensed as incurred. In the opinion of management, the ultimate liability, if any, with respect to the proceedings in which the Company is currently involved is not expected to have a material adverse effect on the Company's financial position or results of operations. However, the potential exists for unanticipated material adverse judgments against the Company.

8. Valuation and Qualifying Accounts

The following table sets forth certain valuation and qualifying accounts for the fiscal years ended March 31, 2005, 2004 and 2003.

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Reserve for repurchase commitments:				
Year ended March 31, 2005	$ 2,000	(200)	-	$ 1,800
Year ended March 31, 2004	$ 2,000	-	-	$ 2,000
Year ended March 31, 2003	$ 2,000	-	-	$ 2,000
Estimated warranties:				
Year ended March 31, 2005	$ 4,596	6,831	(5,851)	$ 5,576
Year ended March 31, 2004	$ 4,241	6,342	(5,987)	$ 4,596
Year ended March 31, 2003	$ 4,789	5,805	(6,353)	$ 4,241

9. Income Taxes

Prior to the spin-off from Centex (Note 2), the Company was incorporated in the consolidated Federal income tax returns of Centex. Therefore, income taxes are not provided for in these financial statements for periods prior to June 30, 2003. The provision for income taxes for fiscal 2005 and the period from July 1, 2003 to March 31, 2004 were as follows:

Current	Year ended March 31, 2005	Period from July 1, 2003 to March 31, 2004
Federal	$ 3,686	$ 676
State	583	118
Total current	4,269	794
Deferred		
Federal	1,994	1,920
State	316	340
Total deferred	2,310	2,260
Total provision	$ 6,579	$ 3,054

The provision for income taxes differs from the amount of income tax determined by applying the applicable statutory Federal income tax rate to pretax income as follows:

Income from continuing operations:	Year ended March 31, 2005	Period from July 1, 2003 to March 31, 2004
For the year ended March 31, 2004		$ 9,277
Less: Period from April 1, 2003 to June 30, 2003		(1,642)
Period from July 1, 2003 to March 31, 2004		$ 7,635
Income tax provision for continuing operations at the expected Federal income tax rate of 34%	$ 5,374	$ 2,596
State income taxes, net of Federal tax effect	855	458
Total provision for continuing operations	6,229	3,054
Income tax provision for discontinued operations	350	-
Total income tax provision	$ 6,579	$ 3,054

Net current deferred tax assets and net long-term deferred tax liabilities at March 31, 2005 and 2004 were as follows:

	March 31, 2005	March 31, 2004
Net current deferred tax assets		
Warranty reserves	$ 2,230	$ 1,838
Repurchase reserves	720	800
Insurance reserves	403	418
Other	257	514
	$ 3,610	$ 3,570
Net long-term deferred tax (liabilities) assets		
Goodwill	$ (9,532)	$ (7,358)
Depreciation	334	528
Other	108	-
	$ (9,090)	$ (6,830)

10. Stock Options and Incentive Plan

The Company has a stock incentive plan whereby stock options or awards of restricted stock may be made to certain of our officers, directors and key employees. Stock options may not be granted below 100% of the fair market value of the Company's common stock at the date of grant and generally expire seven years from the date of grant. Stock options and awards of restricted stock generally vest over a three-year period with 25% becoming vested on the grant date and the remainder becoming vested in cumulative 25% increments on each of the first three anniversaries of the grant date. As of March 31, 2005, 315,790 options were exercisable. The following table summarizes the activity in outstanding stock options for the years ended March 31, 2005 and 2004. There were no stock options or awards of restricted stock prior to April 1, 2003.

	Number of Shares	Weighted Average Exercise Price
Outstanding at April 1, 2003	-	$ -
Granted	577,580	11.55
Exercised	-	-
Canceled or forfeited	-	-
Outstanding at March 31, 2004	577,580	$ 11.55
Granted	149,000	20.56
Exercised	-	-
Canceled or forfeited	(6,000)	20.00
Outstanding at March 31, 2005	720,580	$ 13.34

During the year ended March 31, 2004, the Company granted 110,192 shares of restricted stock which were recorded at their fair market value at the date of grant. The fair value of restricted stock is amortized to compensation expense as they vest. As of March 31, 2005, 55,096 shares of restricted stock had vested.

The following table summarizes information about equity compensation plans as of March 31, 2005:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
Equity compensation plans approved by stockholders:			
Stock incentive plan	720,580	$ 13.34	179,420
Restricted stock award	55,096	$ -	-
Equity compensation plans not approved by stockholders:			
None	-	-	-

11. Business Segment Information

The Company operates in two business segments — Manufacturing and Retail. Through its Manufacturing segment, the Company designs and manufactures homes which are sold primarily in the southwestern United States to a network of dealers which includes Company-owned retail locations comprising the Retail segment. The Company's Retail segment derives its revenues from home sales to individuals. The accounting policies of the segments are the same as those described in Note 1, "Summary of Significant Accounting Policies". Retail segment results include retail profits from the sale of homes to consumers but do not include any manufacturing segment profits associated with the homes sold. Intercompany transactions between reportable operating segments are eliminated in consolidation. Each segment's results include corporate office costs that are directly and exclusively incurred for the segment. The following table summarizes information with respect to the Company's business segments for the periods indicated:

	Year Ended March 31,		
	2005	2004	2003
Net sales			
Manufacturing	$ 155,691	$ 123,036	$ 106,833
Retail	9,655	15,362	15,059
Less: Intercompany	(7,911)	(9,541)	(11,855)
Total consolidated net sales	$ 157,435	$ 128,857	$ 110,037
Income (loss) from operations			
Manufacturing	$ 20,816	$ 13,773	$ 10,776
Retail	(926)	(374)	(999)
Intercompany profit in inventory	215	160	83
General corporate charges	(4,831)	(4,515)	(2,706)
Total consolidated income from operations	$ 15,274	$ 9,044	$ 7,154
Total assets			
Manufacturing	$ 89,358	$ 88,631	$ 85,820
Retail	4,824	3,774	5,565
Retail assets held for sale	1,114	2,941	7,841
Corporate	50,181	34,508	12,386
Total consolidated assets	$ 145,477	$ 129,854	$ 111,612
Depreciation			
Manufacturing	$ 777	$ 785	$ 809
Retail	131	148	108
Corporate	145	230	250
Total consolidated depreciation	$ 1,053	$ 1,163	$ 1,167
Capital expenditures			
Manufacturing	$ 560	$ 211	$ 324
Retail	-	7	-
Corporate	15	4	49
Total consolidated capital expenditures	$ 575	$ 222	$ 373

Total Corporate assets are comprised primarily of cash and deferred taxes at March 31, 2005 and 2004 and the receivable from Centex at March 31, 2003.

12. Impairment and Other Related Charges

Due to the continuation of weak industry conditions through fiscal 2003 as well as adverse legislation that affected the form and structure of permanent financing extended to Texas manufactured home consumers which further negatively affected retail sales volumes in Texas, the Company initiated plans to dispose of more than two-thirds of its retail sales locations and their assets. As a result of these difficult industry conditions and the Company's plans to dispose of these assets, the Company recorded an impairment charge of $2,691 to write down property, plant and equipment to its fair value and a charge of $2,200 to record retail inventories at their market value both of which are included in the loss from discontinued operations (Note 13) for fiscal 2003.

As a result of the Company's strategic decision to dispose of certain of its retail operations as noted above, reopening the Company's idled Texas manufacturing facility was no longer economically viable. The Company therefore decided to sell this facility and an impairment charge of $2,215 was recorded in fiscal 2003 to reduce this facility to its estimated fair value based upon the expected net sales proceeds. In connection with the Distribution, the Company distributed to Centex its idled manufacturing facilities in New Mexico and Texas during fiscal 2003. The fair value of these manufacturing facilities at the date of the distribution to Centex was $5,822. The New Mexico facility had previously been written down to its estimated fair value in fiscal 2001.

13. Discontinued Operations

The operations of the Company's New Mexico and Texas manufacturing facilities which have been distributed to Centex (Note 12) are classified as discontinued operations. These facilities had no sales subsequent to March 31, 2002.

As discussed in Note 12, the Company has initiated plans to sell or dispose of certain of its retail sales centers and their underlying assets. Because the Company believes it is probable that the assets of the retail sales centers to be disposed of will be sold within one year, these assets are classified as held for sale. The operations of these retail sales centers and two retail sales centers previously identified for closure in fiscal 2001 are classified as discontinued operations. Net sales for these retail sales centers were $14,126, $20,912 and $27,880 for the fiscal years ended March 31, 2005, 2004 and 2003. Retail assets held for sale, consisting solely of inventories, were $1,114 and $2,941 at March 31, 2005 and 2004, respectively.

Interest expense specifically incurred by the Company's retail segment (Note 11) has been allocated to discontinued retail operations based on the ratio of the assets of the discontinued retail operations to total retail assets. Interest expense included in discontinued operations was $0, $0 and $535 for the fiscal years ended March 31, 2005, 2004 and 2003, respectively. General corporate administrative expenses are not allocated to discontinued operations.

14. Related Party Transactions

Funding — In anticipation of the Distribution, Centex contributed the net amount it had advanced to the Company through March 31, 2003 for various transactions as well as an additional amount to the capital of the Company to increase the Company's tangible net worth to $25,000. This additional contribution was paid in full by Centex in May 2003.

Corporate Services — In accordance with Staff Accounting Bulletin No. 55, expense allocations from Centex have been reflected in these financial statements. These expenses include management compensation, legal and general corporate administration. These charges were based on amounts negotiated between the Company and Centex or percentage allocations based on estimates of actual time spent. Such allocations and charges totaled $475 for the fiscal year ended March 31, 2003. Management believes that the basis used for allocating services provided by Centex is reasonable. However, the terms of these transactions may differ from those that would have resulted from transactions among unrelated parties. For the fiscal year ended March 31, 2005 and 2004, the Company has been solely responsible for all of its operating expenses.

During fiscal 2005, 2004, and 2003, the Company purchased raw materials of approximately $3,649, $3,491, and $2,999, respectively, from affiliates of Centex. During fiscal 2003, the Company sold homes for approximately $1,957 to an affiliate of Centex.

15. Quarterly Financial Data (Unaudited)

The following tables set forth certain unaudited quarterly financial information for the years ended March 31, 2005 and 2004.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal year ended March 31, 2005					
Net sales	$ 35,937	$ 38,635	$ 38,820	$ 44,043	$ 157,435
Gross profit	6,093	7,269	7,075	9,082	29,519
Income from continuing operations	2,844	3,301	3,704	5,957	15,806
Discontinued operations:					
Income from discontinued retail operations	-	150	-	400	550
Net (loss) income	1,707	2,131	2,259	4,030	10,127
Net income per share (basic):					
Continuing operations	$ 0.27	$ 0.32	$ 0.36	$ 0.58	$ 1.52
Discontinued operations	-	0.02	-	0.06	0.09
Net income	$ 0.27	$ 0.34	$ 0.36	$ 0.64	$ 1.61
Net income per share (diluted):					
Continuing operations	$ 0.26	$ 0.30	$ 0.34	$ 0.55	$ 1.46
Discontinued operations	-	0.03	-	0.06	0.08
Net income	$ 0.26	$ 0.33	$ 0.34	$ 0.61	$ 1.54

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal year ended March 31, 2004					
Net sales	$ 29,515	$ 30,820	$ 33,489	$ 35,033	$ 128,857
Gross profit	5,301	5,294	6,238	5,794	22,627
Income from continuing operations	1,643	1,888	3,153	2,593	9,277
Discontinued operations:					
Loss from discontinued manufacturing operations	-	-	-	-	-
Loss from discontinued retail operations	(73)	-	-	-	(73)
Net income	1,570	1,133	1,893	1,554	6,150
Proforma net income (loss) per share (basic):					
Continuing operations	$ 0.16	$ 0.18	$ 0.30	$ 0.25	$ 0.89
Discontinued operations	(0.01)	-	-	-	(0.01)
Net income	$ 0.15	$ 0.18	$ 0.30	$ 0.25	$ 0.88
Proforma net income (loss) per share (diluted):					
Continuing operations	$ 0.16	$ 0.18	$ 0.30	$ 0.24	$ 0.88
Discontinued operations	(0.01)	-	-	-	(0.01)
Net income	$ 0.15	$ 0.18	$ 0.30	$ 0.24	$ 0.87

Included in selling general and administrative expenses for the fourth quarter of fiscal 2005 are benefits totaling $470 related to legal and lease reserves reversed upon better than originally anticipated resolution of certain contingencies.

Included in net income for the fourth quarter of fiscal 2005 is income from discontinued retail operations of $650 or $400 net of income tax resulting from better than previously projected results from liquidating retail inventories at closed retail locations.

Included in net income for the second quarter of fiscal 2005 is income from discontinued retail operations of $250 or $150 net of income tax resulting from better than previously projected results from liquidating retail inventories at closed retail locations partially offset by an accrual for estimated lease costs for one retail location closed during the second quarter.

For the first quarter of fiscal 2004, per share amounts are based on proforma income and the shares of the Company's common stock which were distributed to the stockholders of Centex (Notes 1 and 2).

Cavco Industries, Inc.

Board of Directors, Officers and Corporate Information

Board of Directors

Steven G. Bunger
Chairman, President
and Chief Executive Officer
Mobile Mini, Inc.

Jacqueline Dout
Senior Vice President,
Chief Financial Officer
and Secretary
Pella Corporation

Jack Hanna
Principal
Jack Hanna Productions

Joseph H. Stegmayer
Chairman, President and
Chief Executive Officer
Cavco Industries, Inc.

Michael Thomas
Principal
Stonehenge Partners

Officers

Joseph H. Stegmayer
Chairman, President and
Chief Executive Officer

Sean K. Nolen
Vice President, Chief
Financial Officer, Treasurer
and Secretary

David L. Blank
Vice President of
Operations

Corporate Headquarters and Investor Information

Cavco Industries, Inc.
Attn: Investor Relations
1001 North Central Avenue, Suite 800
Phoenix, Arizona 85004
Phone: (602) 256-6263
Fax: (602) 256-6176
investor_relations@cavco.com
www.cavco.com

The Company's filings with the Securities and Exchange Commission can be found in the SEC Edgar database at www.sec.gov

Transfer Agent and Registrar

Mellon Investor Services, LLC
Attention: Shareholder Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Phone: (800) 635-9270
www.melloninvestor.com

Stock Trading

The Company's common stock is traded on the NASDAQ National Market under the symbol CVCO. The following table presents, for the fiscal quarters indicated the high and low closing prices of the Company's common stock since its initial listing on July 1, 2003 adjusted for the 2-for-1 stock split paid January 31, 2005:

	Fiscal 2005	
	High	Low
Fourth Quarter	$28.12	$22.38
Third Quarter	23.18	19.03
Second Quarter	20.01	18.00
First Quarter	20.43	17.70

	Fiscal 2004	
	High	Low
Fourth Quarter	$19.90	$11.80
Third Quarter	12.10	10.76
Second Quarter	10.72	8.98

Cavco
INDUSTRIES, INC.

1001 North Central Avenue
Suite 800
Phoenix, Arizona 85004
(602) 256-6263